Form 20-F
period 2025-03-31
Phoenix Asia Holdings Ltd
filed 2025-08-12
CIK 2035709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42618

Phoenix Asia Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Workshop B14, 8/F, Block B Tonic Industrial Center, 19 Lam Hing Street Kowloon Bay, Hong Kong
(Address of principal executive offices)

Chi Kin Kelvin Yeung, Chief Executive Officer +852-2838-9928 ir@winfield.hk Workshop B14, 8/F, Block B Tonic Industrial Center, 19 Lam Hing Street Kowloon Bay, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary Shares, par value US$0.00001 per share	PHOE	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,000,000 Ordinary Shares as of March 31, 2025 and 21,600,000 after the initial public offering as of the date of this annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

Conventions Which Apply to this Annual Report

Throughout this annual report, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Amended Memorandum and Articles” refers to our amended and restated memorandum and articles of association in effective;
●	“Annual Report” refers to this annual report on Form 20-F;
●	“Audit Committee” refers to the audit committee of our Board of Directors;
●	“Board” or “Board of Directors” refer to the board of Directors of our Company;
●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau. The legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;
●	“Directors” refers to the directors of our Company;
●	“Executive Officers” refers to the executive officers of our Company;
●	“Government” refers to the government of Hong Kong;
●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;
●	“Nominating and Corporate Governance Committee” refers to the nominating and corporate governance committee of our Board of Directors
●	“Offering” refers to the initial public offering of Phoenix Asia Holdings Limited;
●	“Operating Subsidiary” refers to Winfield Engineering (Hong Kong) Limited;
●	“Ordinary Shares” refers to Phoenix Asia Holdings Limited’s ordinary shares with par value of USD0.00001 each;
●	“our Group” or “the Group” refers to Phoenix Asia Holdings Limited and its subsidiaries;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“we”, “us”, “our Company”, “our” or “the Company” refers to Phoenix Asia Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;
●	“H.K. dollar”, “H.K. dollars”, “Hong Kong dollar”, or “HKD” refers to the legal currency of Hong Kong;
●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “USD” or “$” refers to the legal currency of the United States.

Phoenix Asia Holdings Limited a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, Winfield Engineering (Hong Kong) Limited. Winfield Engineering (Hong Kong) Limited’s reporting currency is in Hong Kong dollars. This Annual Report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this Annual Report were calculated at the noon buying rate of USD1 = HKD7.8. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all. Our fiscal year ends on March 31.

ii

Introduction

We are an exempted company with limited liabilities incorporated under the laws of the Cayman Islands on August 9, 2024. We operate as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Winfield Engineering (Hong Kong) Limited. We mainly engage in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. To a lesser extent, we also provide other construction services such as structural steelworks. We mostly undertake substructure works in the role of subcontractor for the fiscal years ended March 31, 2025, 2024 and 2023.

Our Ordinary Shares trade on Nasdaq under the trading symbol “PHOE.”

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our financial statements appearing in this Annual Report are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

iii

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, in this Annual Report, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;
●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;
●	changes in the availability and cost of professional staff which we require to operate our business;
●	changes in customers’ preferences and needs;
●	changes in competitive conditions and our ability to compete under such conditions;
●	changes in our future capital needs and the availability of financing and capital to fund such needs;
●	changes in currency exchange rates or interest rates;
●	projections of revenue, profits, earnings, capital structure and other financial items;
●	changes in our plan to enter into certain new business sectors; and
●	other factors beyond our control.

You should read this Annual Report and the documents that we refer to in this Annual Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report and the documents that we refer to in this Annual Report and have filed as exhibits to this Annual Report, completely and with the understanding that our actual future results may be materially different from what we expect.

iv

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business and Industry

Our performance depends on market conditions and trends in the civil engineering industry and if there is any slowdown in the development of infrastructure in Hong Kong, the availability of substructure projects in Hong Kong may decrease significantly.

For the fiscal years ended March 31, 2025, 2024 and 2023, the majority of our revenue was derived from substructure projects in Hong Kong. To a lesser extent, we also provide advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis. The future development of the civil engineering industry and the availability of substructure projects in Hong Kong largely depend on the continued development of infrastructure by the Government of Hong Kong. The nature, extent and timing of available substructure projects will be determined by an interplay of a variety of factors, including the Government’s policies on the infrastructure development in Hong Kong, its land supply and public housing policy, the investment and budget of the Government of Hong Kong and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of substructure projects in Hong Kong.

If there is any slowdown in the development of infrastructure by the Government in Hong Kong, there is no assurance that the availability of substructure projects in Hong Kong would not decrease significantly and our business and financial position and prospect may be adversely and materially affected.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2025, 2024 and 2023, we secured new businesses mainly through invitations for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

For the fiscal years ended March 31, 2025, 2024 and 2023, our total revenue derived from substructure and other construction services was approximately USD7.4 million, USD5.8 million and USD2.2 million, respectively. Our revenue is typically derived from projects, with each contract sum being determined with reference to tender price that are formulated based on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the type of services required; (ii) market trend of the price of the materials and subcontracting services required; (iii) particular technical difficulties of the project; (iv) the complexity and the location of the project; (v) the estimated quantity and type of equipment required; (vi) the completion time requested by our customers; and (vii) the availability of human and financial resources. For advisory services and supervision services, the monthly charge is typically determined with reference to a mark-up over our estimated costs, taking into consideration (i) the manpower required; (ii) the length of the project; and (iii) the estimated difficulty and time-required. We will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If we fail to keep the costs within the initial budget, our business operation and financial results may be adversely affected.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal years ended March 31, 2025, 2024 and 2023.

If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Site (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factory and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Management) Regulations (Cap. 59AF of the Laws of Hong Kong) and Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances.

The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability.

Occasionally we may engage subcontractors to perform a part of the site work under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on (i) scope of service and their specialties; (ii) quality of their services; (iii) their experience, qualifications and manpower; (iii) prevailing market price; (iv) expected delivery time of service; and (v) their fee quotations. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

We depend on third parties for supply of materials to operate our business.

We generally purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include concrete, steel and pipes. We cannot assure you that our favorable working relationships with our suppliers will continue in the future.

The inability to purchase materials could severely impact our business. If our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We may not be able to compete favorably in our highly competitive industry.

Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well-developed technical expertise. New participants may wish to enter the industry provided that they have the appropriate skills, local experience, necessary equipment, capital and they are granted the requisite licenses or approvals by the relevant regulatory bodies. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

During the fiscal years ended March 31, 2025, 2024 and 2023, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the fiscal years ended March 31, 2025, 2024 and 2023 accounted for approximately 93.7%, 93.4% and 77.5% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 25.5%, 40.9% and 23.9% of our total revenue for the fiscal years ended March 31, 2025, 2024 and 2023. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations.

A number of government authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we do not comply with environmental laws or challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from our operations’ environmental, health, and safety impacts. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in protecting the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the civil engineering industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our substructure services and government regulations in relation to the civil engineering industry. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Mr. Chi Kin Kelvin Yeung and Mr. Hoi Ki Leung. Additionally, the successful operation of our business depends upon project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim.

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day.

Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts. We include in our backlog estimates of the amount of consideration to be received and such estimated value is generally firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our backlog reduced from US$4,086,086 as of March 31, 2024 to US$1,054,539 as of March 31, 2025, representing a decrease of US$3,031,547. The general downward trend in our backlog was due primarily to the increased completion and fulfillment of existing orders by us in our existing construction projects. Nevertheless, the timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations.

Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We are subject to credit risk in relation to the collectability of our trade receivables and contract assets.

A contract asset represents our right to consideration from customers in exchange for the provision of substructure works that we have transferred to the customers that is not yet unconditional. Contract assets arise when our right to payment is still conditional on factors other than passage of time. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point when our right to payment becomes unconditional other than passage of time.

There is no assurance that we will be able to bill all or any part of contract assets for our services completed according to the payment terms of the contracts and there is no assurance that the retention monies will be released by our customers to us on a timely basis and in full accordingly. Further, there can be no assurance that our customers will settle our invoices on time and in full. In the event that we are unable to collect a substantial portion of our trade receivables within the payment terms or at all, our cash flows and financial positions will be adversely affected. Any difficulty in collecting a substantial portion of our trade receivables and contract assets could materially and adversely affect our cash flows and financial positions.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholder has considerable influence over our corporate matters.

Mr. Chi Kin Kelvin Yeung, our Chairman and Chief Executive Officer, through Phoenix Prosperity Investment Limited, beneficially owns and controls 16,100,000 Ordinary Shares that correspond to 80.50% of the aggregate voting power as of March 31, 2025 and 74.54% of the aggregate voting power after our initial public offering in April 2025. Mr. Yeung will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand, “Winfield”, effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this annual report may be materially and adversely affected as a result.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by our employees and employees of our subcontractors, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by our employees or employees of our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to our employees and employees of our subcontractors may lead to claims or other legal proceedings against us. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Although the risks of accidents or injuries to workers are inherent due to the nature of works in the construction industry, such accident record may adversely affect our industry reputation, which may in turn affect our prospect of receiving tender invitations from potential new customers or being awarded with future tenders from both our existing and potential new customers. Furthermore, we may have to incur additional costs to strengthen our safety management measures, such as recruiting additional safety supervision staff, which may have an adverse impact on our profitability.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and as a registered specialist contractor under the Buildings Department of Hong Kong.

We are required to obtain and maintain certain registrations in order to conduct our business. Contractors registered with the Buildings Department are subject to a regulatory regime which we must ensure certain level of standards. Renewal of registration is required every three years. Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Possible difficulty in recruiting sufficient labor or significant increase in labor costs may hinder our future business strategies.

The civil engineering industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HKD42.1 per hour (i.e. approximately USD5.4) (effective from May 1, 2025)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

Substructure works is often labor-intensive and we cannot be certain that there will be sufficient workers for projects when needed. Any unpredicted rise in labor cost might be borne by us and may reduce our profit margin. Moreover, potential customers may be hesitant to engage us if the quotation price has to increase to fully consider any expected future increase in labor cost.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from our initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of construction industry in Hong Kong highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and the Government of Hong Kong may slow down the development of land and infrastructure development. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for substructure projects in Hong Kong may deteriorate. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of substructure works market in Hong Kong.

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Phoenix Asia Holdings Limited is a holding company, and we will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If the Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from Phoenix Asia Holdings Limited to our Operating Subsidiary or our Operating Subsidiary to Phoenix Asia Holdings Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2024, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) our lack of appropriate policies and procedures in place to evaluate the proper accounting and disclosures of key documents and agreements.

We have appointed independent directors, established an audit committee and strengthened corporate governance after the initial public offering. We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including hiring more qualified staff to fill up the key roles in the operations. As of March 31, 2025, we believe our internal controls over financial reporting is effective.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the three years ended March 31, 2025, our revenue mainly derived from substructure services in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and Phoenix Asia Holdings Limited, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. Therefore, the legal and operational risks associated with operating in China also apply to our operations in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Phoenix Asia Holdings Limited is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of the board of directors of Phoenix Asia Holdings Limited are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this annual report, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

In addition, on December 28, 2021, the Measures were published and became effective February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and subsequent offering in the future. As of the date of this annual report, our Operating Subsidiary does not have any mainland China individuals as clients. However, our Operating Subsidiary may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this annual report, we do not expect the Measures to have an impact on our business, operations or subsequent offering to subject us or our Operating Subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our operations are conducted by our Operating Subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete subsequent offering or cause the value of our Ordinary Shares to significantly decline or become worthless. As of the date of this annual report, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and require “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this annual report, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from any offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt subsequent offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for subsequent offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or subsequent offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary is organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in Mainland China; (iii) as of date of this annual report, our Operating Subsidiary has collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by David Fong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this annual report, the Company and its subsidiary, our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. As of the date of this annual report, our Operating Subsidiary have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this annual report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it began an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue subsequent offering. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to subsequent offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, J&S Associate PLT, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S Associate PLT’s compliance with applicable professional standards. J&S Associate PLT is headquartered in Kuala Lumpur, Malaysia, and can be inspected by the PCAOB. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Kuala Lumpur, Malaysia, and has been inspected by the PCAOB with the last inspection in 2024. However, the recent developments would add uncertainties to our future offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

We face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital, procure raw materials, and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Risks Related to Ownership of Our Ordinary Shares

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed $1.235 billion, (2) if we issue more than $1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Chairman and Chief Executive Officer, Mr. Chi Kin Kelvin Yeung, through Phoenix Prosperity Investment Limited, owns a majority of our Ordinary Shares and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Future sales, or the perception of future sales, by us or our shareholder in the public market following the initial public offering could cause the market price for our Ordinary Shares to decline.

The sale of substantial amounts of Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After our initial public offering in April 2025, we have a total of 21,600,000 Ordinary Shares outstanding. Of the outstanding Ordinary Shares, the 1,600,000 Ordinary Shares sold or issued in the initial public offering and 500,000 Ordinary Shares pursuant to the resale prospectus dated April 25, 2025 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Ordinary Shares Eligible for Future Sale.” All remaining Ordinary Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Ordinary Shares, the prevailing market price for our Ordinary Shares could be adversely affected. As restrictions on resale end, the market price of our Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Ordinary Shares or other securities.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the annual report.

Although we are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S.. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies To the extent we choose to follow other home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Ordinary Shares – Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law”.

Due to lack of reciprocity and cost and time constraints, you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in Cayman Islands, Hong Kong and China against us or our directors and officers based on foreign law.

As at the date of this annual report, our chairman and chief executive officer, Mr. Chi Kin Kelvin Yeung, chief financial officer, Mr. Hoi Ki Leung, and all members of the board of directors of Phoenix Asia Holdings Limited, including Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng and Dr. Chun Ming Tommy Yip, are based in Hong Kong. All of our directors and officers are nationals of Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine or a penalty;

●	was not obtained by fraud; and

●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive. As a result, it may be time-consuming and costly for you to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiary because we own 100% of its stock. We may be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our and our Operating Subsidiary’s income and assets, how quickly we use our liquid assets, including the cash raised pursuant to the initial public offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance we will not be a PFIC for 2023 or any future taxable year. Please refer to the paragraph titled “Taxation — United States Federal Income Taxation”.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares. Please refer to the paragraph titled “Taxation — United States Federal Income Taxation”.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

Following from 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC also announced it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

We are a holding company with no material operations of our own. We conduct our operations through our wholly-owned Operating Subsidiary. Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited.

We are an exempted company with limited liabilities incorporated under the laws of the Cayman Islands on August 9, 2024. We operate as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Winfield Engineering (Hong Kong) Limited.

Winfield Engineering (Hong Kong) Limited was incorporated on February 23, 1990 in Hong Kong. Mr. Chi Kin Kelvin Yeung acquired the entire issued share capital of 20 shares at the consideration of HKD1 per share from three parties on November 30, 2016 and became the sole shareholder of Winfield Engineering (Hong Kong) Limited.

Phoenix (BVI) Limited was incorporated on August 16, 2024 under the laws of the British Virgin Islands, as an intermediate holding company.

On August 30, 2024, Winfield Engineering (Hong Kong) Limited issued 785 shares to Mr. Chi Kin Kelvin Yeung at the consideration of HKD785 (USD101). Subsequent to the issuance of shares, Winfield Engineering (Hong Kong) Limited is owned as to 805 shares by Mr. Chi Kin Kelvin Yeung. On September 2, 2024, Winfield Engineering (Hong Kong) Limited issued 48, 49, 49 and 49 shares to More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited. Subsequently, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited injected HKD720,000 (USD92,308), HKD735,000 (USD94,231), HKD735,000 (USD94,231) and HKD735,000 (USD94,231), respectively, into Winfield Engineering (Hong Kong) Limited. Subsequent to the issuance of shares, Winfield Engineering (Hong Kong) Limited is owned as to 805, 48, 49, 49 and 49 shares by Mr. Chi Kin Kelvin Yeung, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited.

On September 12, 2024, Phoenix (BVI) Limited and the Company entered into share exchange agreements with (i) Mr. Chi Kin Kelvin Yeung and Phoenix Prosperity Investment Limited, (ii) More Resources Holdings Limited, (iii) Quest Dragon International Limited, (iv) Rich Plenty Investment Limited and (v) Unique Resources Holdings Limited. Pursuant to the share exchange agreements, the Company issued 16,090,000, 960,000, 980,000, 980,000 and 980,000 ordinary shares to Phoenix Prosperity Investment Limited, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited, in exchange of 805, 48, 49, 49 and 49 shares in Winfield Engineering (Hong Kong) Limited, being 100% ownership of Winfield Engineering (Hong Kong) Limited, via Phoenix (BVI) Limited, from Mr. Chi Kin Kelvin Yeung, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited. Upon completion of the above share exchange, Winfield Engineering (Hong Kong) Limited became direct wholly-owned subsidiary of Phoenix (BVI) Limited.

On April 24, 2025, the Company entered into an underwriting agreement with D. Boral Capital LLC, as representative of the underwriters listed on Schedule 1 to the Underwriting Agreement, relating to the Company’s initial public offering of an aggregate of 1,600,000 Ordinary Shares, at a public offering price of $4.00 per Ordinary Share. The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 240,000 Ordinary Shares at the offering price, representing fifteen percent (15%) of the Shares sold by the Company in the initial public offering, less underwriting discounts and a non-accountable expense allowance. The net proceeds to the Company from the initial public offering, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $5.76 million. The Ordinary Shares were offered and sold pursuant to the registration statement on Form F-1 (File No. 333-284260), which was initially filed with the U.S. Securities and Exchange Commission on January 13, 2025, as amended, and declared effective by the SEC on April 24, 2025, and were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PHOE” on April 25, 2025. On April 28, 2025, the Offering closed.

The chart below illustrates our corporate structure and identifies our subsidiaries:

4.B. Business Overview

We are an exempted company with limited liabilities incorporated under the laws of the Cayman Islands on August 9, 2024. We operate as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Winfield Engineering (Hong Kong) Limited. We mainly engage in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. To a lesser extent, we also provide other construction services such as structural steelworks. We mostly undertake substructure works in the role of subcontractor. To a lesser extent, we also provide advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis.

Winfield Engineering (Hong Kong) Limited was founded in 1990. Over our 30 years of operating history, we have focused on substructure works, serving as a subcontractor and building up significant expertise and a strong track record. Substructure refers to the foundation support system constructed beneath ground level. We take great pride in our capability to effectively address substructure works challenges during the completion of our works. In 2023, we were awarded with a public project for a major trunk road, which involves marine grouting works and the project is expected to be completed in late-2025. This project further demonstrates our versatility and commitment to delivering high-quality substructure solutions.

Through our Operating Subsidiary, we are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. As of the date of this annual report, Winfield Engineering (Hong Kong) Limited is (i) a Registered Specialist Contractor under the sub-registers of foundation works, site formation works and ground investigation field works categories maintained by the Buildings Department of Hong Kong; and (ii) a Registered Subcontractor under foundation and piling (sheet piles, bored piles, driven piles, diaphragm walls, micro piles and hand-dug caisson) and general civil works (earthwork and ground investigation) of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

For the fiscal years ended March 31, 2025, 2024 and 2023, our total revenue derived from substructure services was approximately USD7.4 million, USD5.8 million and USD2.2 million, respectively. The number of customers with revenue contribution to us was 15 for the fiscal year ended March 31, 2025, 11 for the fiscal year ended March 31, 2024 and 18 for the fiscal year ended March 31, 2023.

According to the Census and Statistic Department, between 2014 and 2023, the construction industry in Hong Kong maintained growth with a compounded annual growth rate of 1.53%. Driven by (i) sustained supply of residential units and urban renewal program; (ii) the Government’s funding support in innovative constructive methods and new technologies; (iii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; and (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Our Mission

We strive to become a premier substructure contractor in Hong Kong, delivering unparalleled customer satisfaction, the highest standards of work and safety, exceptional craftsmanship and environmental performance.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

Established operating history and track record

In our over 30 years of operating history, we have focused on substructure works, serving as a subcontractor and building up our expertise and track record in this field. We take great pride in our capability to effectively address substructure works challenges during the completion of our works.

In 2023, we were awarded with a public project for a major trunk road, which involves marine grouting works and the project is expected to be completed in late-2025. In 2020, we were awarded with a public project for the three runway system of Hong Kong International Airport, providing off-shore foundation works, which was completed in early-2021.

We believe our proven track record of milestone projects, provision of quality work, technical superiority in addressing difficulties in substructure works and our licenses with the Buildings Department and Construction Industry Council of Hong Kong are the crucial factors that enable us to gain trust from our existing customers and give us a competitive edge when tendering for projects with potential and existing customers.

Stable relationships with our customers and suppliers

We have established strong business relationship with our major customers. Our customers may be the project owner of the construction project, its consultants, the main contractor, or a subcontractor of the relevant projects. We believe that our stable relationships with most of our major customers prove that we are one of the preferred contractors of our customers.

We generally purchase materials from our suppliers and engage subcontractors to perform parts of site work under our supervision. We believe maintaining a stable relationship with our suppliers facilitates (i) smooth delivery of materials or provision of subcontracting service to us; (ii) timely completion of projects with quality works; and (iii) stable supply of materials and services, which are vital to our day-to-day operations and future business growth.

Experienced and dedicated management team

Our management team has extensive knowledge of, and project experience in, the civil engineering industry in Hong Kong. Mr. Chi Kin Kelvin Yeung, our Chairman and Chief Executive Officer, has over 25 years of experience in the civil engineering industry. Mr. Yeung is primarily responsible for the general corporate strategy, overall management of our operation and business expansion. Mr. Hoi Ki Leung, our Chief Financial Officer, has over 10 years of experience in auditing and accounting. Mr. Leung is primarily responsible for the financial management of the Company. We are supported by our strong team of employees, who possess the practical skills and experience required to handle our projects.

Stringent quality control

We believe that a stringent quality assurance system and strong commitment to quality, safety, occupational health and environmental management are essential to our success. We have established a robust safety management and quality management systems. Through systematic and effective control on our staff and labor, along with supervision procedures, we uphold our standards of quality and reduce issues related to quality or non-conformity with specification and standards. We have achieved the requirements of ISO9001:2015 for provision of design and construction works including site formation, ground investigation field works, landslip preventive, upgrading and remedial works to slope, retaining walls and foundation works. We believe we are capable to complete construction works in high standards and achieve continuous success in the construction industry.

Our Growth Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Hong Kong civil engineering industry. We intend on achieving this growth by actively seeking new opportunities from our existing customer base as well as new potential customers. To achieve these goals, we plan on implementing the following strategies:

Enhance competitiveness and expand our market share

We believe we should deploy additional resources towards competing for addition and more sizeable substructure projects in Hong Kong. According to the Census and Statistic Department, between 2014 and 2023, the construction industry in Hong Kong maintained growth with a compounded annual growth rate of 1.53%. In light of the existing constraints on our available resources, including our manpower and working capital, we intend to expand the scale of our works by recruiting additional professional and strengthen our working capital, in order to capture the potential opportunities in the growing substructure market. We believe that by expanding our scale, we will be able to tender larger scale substructure works which require more specialized skills and expertise.

Acquire innovative machinery to enhance productivity and our service capacity

We rely on the use of different types of machinery for our projects. As at March 31, 2025, we possessed drilling rigs and water pumps. We believe that a larger fleet of machinery will enable us to (i) enhance our flexibility to deploy our resources more efficiently; (ii) enhance our capability in undertaking large-scale projects that require a bigger fleet of machinery; (iii) lower machinery rental expenses; and (iv) improve our capability in addressing technical difficulties that would not be possible without the relevant machinery.

Improve our technical capability through technology investment

We plan to improve our technical capability of our substructure services though future investment in new hardware and technical software, including advanced Building Information Modeling (“BIM”) systems and Smart Site Safety Systems (“4S system”). While these technologies represent a new direction for our operations (as we have not yet invested in BIM or 4S Systems and have not historically incorporated AI into our service offerings), BIM systems are capable of generating digital models of the key physical and functional characteristics of buildings and structures. The use of BIM systems lowers the risks of errors and provide a clear concept of design plans to assist in the decision-making process during the design and planning stage. The 4S system provide a centralized management platform which allows digitized tracking for major tools, digitalized permit for high-risk activities and monitored hazardous areas and unsafe acts. The 4S systems also utilize artificial intelligence in safety monitoring and virtual reality technology in safety training. With the benefits brought by technology, we believe the adaptation of advanced technology can improve our technical capability.

Enhance brand recognition of our brand, “Winfield”

We mainly secured our new business through tender invitations from our customers. We believe we can broaden our customer base, improve our reputation and publicity and attract more invitations from potential customers through increasing our marketing efforts to promote our brand, “Winfield”, and market presence in the civil engineering industry in Hong Kong. We intend to position us as a contractor capable of offering comprehensive, one-stop solution for construction projects.

We plan to (i) enhance our web pages for advertising our services; (ii) place advertisements in newspaper and industry publications; (iii) sponsor industry events organized by construction contractors and participating events organized by industry players, including our existing and potential customers; (iv) update our promotional materials and sending them to our existing and potential customers for advertising our services; and (v) proactively approach potential customers to secure new tendering opportunities.

Our Services

We, through our Operating Subsidiary, are mainly engaged in public sector and private sector projects in Hong Kong. Public sector projects generally refer to projects which the ultimate project owner is the Government of Hong Kong or statutory body, while private sector projects generally refer to projects which the ultimate project owner is a private entity such as a private property developer. For each of the fiscal years ended March 31, 2025, 2024 and 2023, our total revenue derived from substructure and other construction services was approximately USD7.4 million, USD5.8 million and USD2.2 million, respectively.

We mainly engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. Details of our works are set out as follows:

●	Site formation works: clearance of construction site, demolition of existing structures and/or reduction and stabilization of existing slopes

●	Ground investigation works: assessing ground condition by drilling and conducting tests

●	Foundation works: excavation and lateral support works, pile caps construction, earth works, structural steelworks, underground drainage works and demolition works

To a lesser extent, we also provide (i) other construction services such as structural steelworks; and (ii) advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis.

The following tables set forth the breakdown of our revenue by project sectors for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal years ended March 31
	2025		2024		2023
	Revenue USD	% of Total Revenue	Revenue USD	% of Total Revenue	Revenue USD	% of Total Revenue
Public	6,114,652	83.0	4,625,386	80.4	1,551,763	69.6
Private	1,255,893	17.0	1,130,255	19.6	676,721	30.4
Total	7,370,545	100.0	5,755,641	100.0	2,228,484	100.0

Operation Workflow

For illustration purposes, a simplified workflow of our services is outlined as followed:

We identify potential projects mainly through invitations for tender from customers. Our quantity inspectors and management are primarily responsible for submitting the tender. We may conduct site visits and discuss with the potential customers to better assess the complexity of the work involved. Our tender submission generally includes a schedule of rates. We estimate the costs to be incurred based on our past experience, the recent price trends for the subcontracting services, the types of materials required for the project, duration, site constraints and locations, our capacity and complexity of the project. In general, it takes approximately one month to identify potential projects and to submit the tender.

After we have submitted our tender, our customers or their consultants may require us to attend interviews to have a better understanding of our personnel, management, expertise and experience in substructure. We may be required to answer queries in relation to our tender submission, provide solutions to technical difficulties and make amendments to the pricing or scope of service. Our customers generally confirm our engagement by issuing a letter of award or entering into a formal contract with us.

We usually form a project management team, consisting of (i) project supervision staff such as project manager, site agent, and site foreman; and (ii) quantity surveyor. Our project management team is generally responsible for (i) supervising the project’s progress, the budget and quality of services rendered; (ii) addressing technical difficulties and provide innovative solutions; and (ii) ensuring the work performed are up to our customers’ standards, completed in time, within the budget determined and in compliance with all applicable statutory requirements. In general, we determine the manpower required based on the timeline, scale and complexity of the projects as well as the existing workload of our staff.

Depending on the contract terms and specification, we may procure construction materials from suppliers directly and enter into contracts with them. We generally engage our suppliers on a project-by-project basis and the materials are generally delivered directly to the project sites. Depending on the workload, specialty required and time constraint, we generally engage subcontractors to perform parts of the site work under our supervision and our project management team will hold regular meetings with our subcontractors to ensure quality works are provided.

In general, we submit monthly progress reports to our customers and our customers make progress payments to us on a monthly basis. We report to our customers with reference to works done in the previous month and our customers or their consultants will certify the payment application with our value of works done.

Once the work is complete, our customers or their consultants inspect the work to ensure that it meets their requirement and standard. Generally it takes approximately 2 to 26 months for us to complete the project, depending on the scale and complexity of the project and the customers’ timeline.

Our contracts may include a defects liability period of 12 months following completion of works. During the period, we are typically required to rectify any defect at our own cost if the defect is due to our failure to comply with the contractual obligation.

Pricing strategy

We believe that accurately estimating the cost of project is essential to our overall profitability. Our tender price is generally determined by adding certain mark-ups on top of our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the type of services required; (ii) market trend of the price of the materials and subcontracting services required; (iii) particular technical difficulties of the project; (iv) the complexity and the location of the project; (v) the estimated quantity and type of equipment required; (vi) the completion time requested by our customers; and (vii) the availability of human and financial resources. For advisory services and supervision services, the monthly charge is typically determined with reference to a mark-up over our estimated costs, taking into consideration (i) the manpower required; (ii) the length of the project; and (iii) the estimated difficulty and time-required. We will review the cost budget from time to time.

In consideration the percentage of mark-up for each project, we generally consider (i) the technical difficulties of the project: (ii) the size and duration of the project; (iii) the length of co-operation and our business relationship with the customer; (iv) the customer’s payment history and financial background; (v) the potential of future co-operations with the customers; (vi) the potential reputation gained and publicity from the completion of the project; and (vii) the prevailing market conditions.

Environment

The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong). During the past decade, we have not faced any criminal prosecution for environment non-compliances.

Customers

Our customers may be the project owner of the construction project or its consultants, main contractor of subcontractor of the relevant projects. The number of customers with revenue contribution to us was 15 for the fiscal year ended March 31, 2025, 11 for the fiscal year ended March 31, 2024 and 18 for the fiscal year ended March 31, 2023. The total revenue attributable to our five largest customers in aggregate accounted for approximately 93.7%, 93.4% and 77.5% of the total revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

In the fiscal year ended March 31, 2025, our top five customers, all being construction contractors in Hong Kong, accounted for 50.4%, 25.5%, 9.9%, 5.5% and 2.4% of our total revenue, respectively. In the fiscal year ended March 31, 2024, our top five customers, all being construction contractors in Hong Kong, accounted for 40.9%, 21.4%, 17.1%, 11.1% and 2.9% of our total revenue, respectively. In the fiscal year ended March 31, 2023, our top five customers, all being construction contractors in Hong Kong, accounted for 23.9%, 20.6%, 14.5%, 14.4% and 4.1% of our total revenue, respectively. We undertake substructure projects on a project-by-project basis and do not enter into any long-term contracts with any one customer. To a lesser extent, we also provide advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis.

We generally enter into a formal contract with the customers. Although the terms of the contracts may vary, the material terms that are generally contained are set out below:

Scope of work	The contracts normally set out the scope of services to be carried out by us and other project specifications or requirements, typically including, but not limited to, site formation, ground investigation and/or foundation works.

Duration	The contract usually specifies the commencement date and duration of the project implementation, typically ranging from 2 to 26 months, subject to extension granted by the customers where necessary.

Contract sum	Depending on our negotiations with customers, the contract may be based on a lump sum price per scope of services and/or based on the agreed unit rates and estimated quantities of work items.

Payment terms

In general, we submit monthly progress reports to our customers and our customers make progress payments to us on a monthly basis.

To a lesser extent, we also provide advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis.

Termination	In general, our customers may terminate our contracts if, among other things, we fail to execute the agreed scope of works, or if we cause undue delay to the overall progress of the project.

Defect liability period	Our contracts may include a defects liability period of 12 months following completion of works.

Suppliers

We generally purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include concrete, steel and pipes. We engage our suppliers for the provision of materials on a project-by-project basis and we have not entered into any long-term contract with them. We have also not committed to a minimum purchase amount with any of our suppliers. Historically we have generally not experienced any material difficulties in procuring materials.

In general, we engage subcontractors to perform parts of the site work under our supervision. We have not entered into any long-term agreement with our subcontractors and have generally not experienced any material difficulties in procuring subcontracting services, historically. In selecting subcontractors, we generally consider (i) scope of service and their specialties; (ii) quality of their services; (iii) their experience, qualifications and manpower; (iii) prevailing market price; (iv) expected delivery time of service; and (v) their fee quotations. We generally obtain quotations from various suitable subcontractors for comparison prior to selecting our subcontractors.

Our five largest suppliers accounted for approximately 76.3%, 66.5% and 43.4% of our cost of revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Machinery

We rely on the use of different types of machinery for our projects. As at March 31, 2025, we possessed three drilling rigs. We generally deploy these machinery for the use of our employees and our subcontractors in our project. We may from time to time lease certain equipment from rental service providers, depending on the equipment required for the particular projects.

Market and Competition

According to the Census and Statistic Department, between 2014 and 2023, the construction industry in Hong Kong maintained growth with a compounded annual growth rate of 1.53%. Driven by (i) sustained supply of residential units and urban renewal program; (ii) the Government’s funding support in innovative constructive methods and new technologies; (iii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive substructure works; and (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Sales and Marketing

We identify potential projects mainly through invitations for tender from customers. Although we currently do not maintain a dedicated sales and marketing team, we contact our customers to preserve a good relation to obtain market and industry information, and seek business opportunities. We also rely on word of mouth by providing quality service in all of our projects to attract referrals and retain our customers for future projects.

Seasonality

We do not experience any seasonality in our business.

Insurance

We undertook projects primarily in the role of subcontractors for the fiscal years ended March 31, 2025, 2024 and 2023. In these projects, the main contractors are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risk insurance for the entirety of the project team, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site. For projects that we act as main contractor, we are responsible for maintaining the above insurance.

We also maintain employees’ compensation insurance for our directors and employees at our office with Zurich Insurance Company Limited. We believe that our current insurance policies are sufficient for our operations.

Licenses

As of the date of this annual report, Winfield Engineering (Hong Kong) Limited is (i) a Registered Specialist Contractor under the sub-registers of foundation works, site formation works and ground investigation field works categories maintained by the Buildings Department of Hong Kong (expire on January 22, 2027); and (ii) a Registered Subcontractor under foundation and piling (sheet piles, bored piles, driven piles, diaphragm walls, micro piles and hand-dug caisson) and general civil works (earthwork and ground investigation) of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong (expire on August 22, 2027).

Intellectual Property

As of the date of this annual report, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at www.winfield.hk.

Properties

As of the date of this report, we entered into the following lease agreements:

Location	Term of lease	Usage	Size
Workshop B14, 8/F, Block B Tonic Industrial Center, 19 Lam Hing Street Kowloon Bay, Hong Kong	July 1, 2025 to June 30, 2028	Office	1,019 sq. ft.

Employees

As of March 31, 2025, we employed a total of 21 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	2
Project supervision	1
Quantity surveyors	1
Finance and administration	1
Site workers	16
Total	21

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

Occupational Health and Work Safety

We are committed to providing a safe and healthy working environment. It is also our concern to not expose the general public to danger. Our safety supervisor is responsible for setting up safety plans for workers before they carry out their work on construction sites, inspecting machinery and equipment to ensure safe operation, conducting regular safe walks to inspect and maintain a safe working environment and site tidiness, handling safety related issues, and keeping safety records. During the past decade, we have not faced any criminal prosecution for work safety non-compliances.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2025, 2024 and 2023 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

As of the date of this report, we entered into the following lease agreements:

Location	Term of lease	Usage	Size
Workshop B14, 8/F, Block B Tonic Industrial Center, 19 Lam Hing Street Kowloon Bay, Hong Kong	July 1, 2025 to June 30, 2028	Office	1,019 sq. ft.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Non-recurrent nature of our projects

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2025, 2024 and 2023, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Performance and availability of our subcontractors

We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site works under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, availability of resources in accommodating our requests, and reputation. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate, or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance, and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate favorable fees and terms of service with subcontractors. In such events, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

Estimation of project costs

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of works; (ii) the price trend for the types of subcontracting services as well as materials required; (iii) the complexity and the location of the project; (iv) the estimated number and types of equipment required; (v) the completion time requested by customers; and (vi) the availability of our labor and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity. We typically bear the risk of delays and cost overruns in our projects and we are generally unable to pass these costs to our customers.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of slowdowns in the real estate and construction industries. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis using the vest information available. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are the most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue Recognition

Substructure and other construction services

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company adopted output method using construction works delivered as this method best represents the measure of progress against the performance obligations incorporated within the contractual agreements.

However, the nature of the Company’s contracts gives rise to several types of variable consideration including unpriced change orders and claims, liquidated damages and penalties.

The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration of 24 months following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2025, 2024, and 2023.

Consultancy services

The Company provides consultancy services income of substructure works to its customers on monthly basis within certain periods in accordance with respective contract. The Company recognizes consultancy services income over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606. Consultancy services income is recognized on a straight-line basis over the term of the contract.

Expected credit loss allowance

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as considering debtors’ credit risk characteristics, historical settlement record, the days past due and forward-looking information.

Summary of Results of Operations

Comparison of Years Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the years ended March 31, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2025	2024	Amount	%
	USD	USD	USD
Revenue	7,370,545	5,755,641	1,614,904	28.1%
Cost of revenue	(5,194,697)	(4,271,468)	(923,229)	21.6%
Gross profit	2,175,848	1,484,173	691,675	46.6%

Operating expenses
General and administrative expenses	(878,189)	(251,493)	(626,696)	249.2%
Total operating expenses	(878,189)	(251,493)	(626,696)	249.2%

Income from operations	1,297,659	1,232,680	64,979	5.3%
Other (expense) / income
Interest expense, net	(733)	(820)	87	(10.6)%
Other income	63	7,790	(7,727)	(99.2)%
Other (expense) / income, net	(670)	6,970	(7,640)	(89.0)%

Income before tax expense	1,296,989	1,239,650	57,339	4.6%
Income tax expense	(270,671)	(183,067)	(87,604)	47.9%
Net income and total comprehensive income	1,026,318	1,056,583	(30,265)	(2.9)%

Revenue

Our revenue was USD7,370,545 for the year ended March 31, 2025 as compared to USD5,755,641 for the year ended March 31, 2024, representing an increase of approximately USD1,614,904, or approximately 28.1%. The increase in our revenue was mainly driven by the increase in scope of works of existing projects and number of our projects contributed revenue increased from 21 for the year ended March 31, 2024 to 27 for the year ended March 31, 2025.

We secured our new business through direct invitations for tenders from customers and we receive, from time to time, invitations to submit tenders from construction contractors. For the fiscal years ended March 31, 2025 and 2024, we submitted 63 and 102 tenders to our potential customers respectively, and our tender success rate was approximately 11.1% and 12.7% for the respective year. We believe that our proven track record of quality works, our expertise in substructure operations and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the Hong Kong substructure works industry and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31,		Changes
	2025	2024	Amount	%
	USD	USD	USD
Revenue
Public	6,114,652	4,625,386	1,489,266	32.2%
Private	1,255,893	1,130,255	125,638	11.1%
Total revenue	7,370,545	5,755,641	1,614,904	28.1%

Our revenue from public sector projects was USD6,114,652 for the year ended March 31, 2025 as compared to USD4,625,386 for the year ended March 31, 2024, representing an increase of approximately USD1,489,266, or approximately 32.2%. The increase in revenue from public sector projects was mainly attributable to increase in scope of works of existing public sector projects and the number of our public sector projects increased from 7 for the year ended March 31, 2024 to 10 for the year ended March 31, 2025.

Our revenue from private sector projects was USD1,255,893 for the year ended March 31, 2025 as compared to USD1,130,255 for the year ended March 31, 2024, representing an increase of approximately USD125,638, or approximately 11.1%. The increase in revenue from private sector projects was mainly attributable to increase in scope of works of existing private sector projects and the number of our private sector projects increased from 14 for the year ended March 31, 2024 to 17 for the year ended March 31, 2025.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2025 and 2024:

	For the years ended March 31,		Changes
	2025	2024	Amount	%
	USD	USD
Cost of revenue
Subcontracting costs	4,143,648	2,902,963	1,240,685	42.7%
Material costs	95,490	564,055	(468,565)	(83.1)%
Direct labor costs	899,654	623,042	276,612	44.4%
Overhead costs	55,905	181,408	(125,503)	(69.2)%
Total cost of revenue	5,194,697	4,271,468	923,229	21.6%

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as machine rental that are directly attributable to services provided. We incurred cost of revenue of USD5,194,697 for the year ended March 31, 2025, as compared to USD4,271,468 for the year ended March 31, 2024, representing an increase of approximately USD923,229, or approximately 21.6%. The increase was generally in line with the increase in revenue. Our subcontracting costs and direct labour costs increased by approximately 42.7% and 44.4% for the year ended March 31, 2025, as compared to the year ended March 31, 2024, which was mainly due to the increase number of our projects increased from 21 for the year ended March 31, 2024 to 27 for the year ended March 31, 2025. Our material costs decreased by approximately 83.1% for the year ended March 31, 2025, as compared to the year ended March 31, 2024, which was mainly a sizable project with extra deployment of material and such project was performed for the year ended March 31, 2024 and completed in January 2024.

Gross profit and gross profit margin

Our total gross profit was USD2,175,848 for the year ended March 31, 2025, as compared to USD1,484,173 for the year ended March 31, 2024, an increase of USD691,675, or 46.6%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2025, as compared to the year ended March 31, 2024 as discussed above. Our gross profit margin increased to 29.5% for the year ended March 31, 2025, as compared to 25.8% for the year ended March 31, 2024, such increase is explained in the following paragraph.

Our gross profit and gross profit margin by project sector are summarized as follows:

	For the years ended March 31,				Changes
	2025		2024		Amount		%

Public sector projects
Gross profit	USD	1,787,230	USD	1,186,394	USD	600,836	50.6%
Gross profit margin		29.2%		25.6%		3.6%

Private sector projects
Gross profit	USD	388,618	USD	297,779	USD	90,839	30.5%
Gross profit margin		30.9%		26.4%		4.6%

Total
Gross profit	USD	2,175,848	USD	1,484,173	USD	691,675	46.6%
Gross profit margin		29.5%		25.8%		3.7%

Our gross profit from public sector projects was USD1,787,230 for the year ended March 31, 2025, as compared to USD1,186,394 for the year ended March 31, 2024, an increase of USD600,836, or 50.6%. Our gross profit margin from public sector projects increased from 25.6% for the year ended March 31, 2024 to 29.2% for the year ended March 31, 2025. The increase in gross profit with higher gross profit margin from public sector projects was mainly because we have relatively higher mark up for one of our sizable public sector projects when performing variation orders as requested by the customers for this project during the year ended March 31, 2025.

Our gross profit from private sector projects was USD388,618 for the year ended March 31, 2025, as compared to USD297,779 for the year ended March 31, 2024, an increase of USD90,839, or 30.5%. Our gross profit margin from private sector projects increased from 26.4% for the year ended March 31, 2024 to 30.9% for the year ended March 31, 2025, which was mainly due to one of our private sector project that commenced in December 2024 recorded higher gross profit margin. Such project was with tight schedule, and we had set a higher pricing and recorded a relatively higher profit margin.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office rental expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of USD878,189 for the year ended March 31, 2025, as compared to USD251,493 for the year ended March 31, 2024, an increase of USD626,696, or 249.2%. The increase was mainly due to the increase in professional fees, salaries, business entertainment and allowance of expected credit loss.

Other (expense) income

Other (expense) income mainly included interest expense and other income.

We incurred interest expense of USD733 for the year ended March 31, 2025, as compared to USD820 for the year ended March 31, 2024, a decrease of USD87, or 10.6%. The decrease was mainly due to the decrease in our average finance lease balance during the year ended March 31, 2025.

Other income mainly represents interest income.

Income tax expense

Our company, Phoenix Asia Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, Phoenix (BVI) Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our one indirectly wholly-owned subsidiary, Winfield Engineering (Hong Kong) Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HKD2,000,000 (USD256,410), and 16.5% on any part of assessable profits over HKD2,000,000 (USD256,410). For the years ended March 31, 2025 and 2024, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of USD270,671 for the year ended March 31, 2025, as compared to USD183,067 for the year ended March 31, 2024, an increase of USD87,604, or 47.9%, mainly due to the increase in profit before taxation as a result of the increase in revenue and gross profit as discussed above. Increase in tax effective rate resulted from income in profit before tax which lead to the assessable profit subject to 16.5% which is higher tax rate.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of USD1,026,318 for the year ended March 31, 2025, as compared to USD1,056,583 for the year ended March 31, 2024, an decrease of USD30,265 or 2.9%. Such decrease was mainly attributable to the net impact of increase in gross profit and increase in general and administrative expenses as discussed above.

Comparison of Years Ended March 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended March 31, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2024	2023	Amount	%
	USD	USD	USD
Revenue	5,755,641	2,228,484	3,527,157	158.3%
Cost of revenue	(4,271,468)	(1,663,220)	(2,608,248)	156.8%
Gross profit	1,484,173	565,264	918,909	162.6%

Operating expenses
General and administrative expenses	(251,493)	(188,481)	(63,012)	33.4%
Total operating expenses	(251,493)	(188,481)	(63,012)	33.4%

Income from operations	1,232,680	376,783	855,897	227.2%
Other income (expense)
Interest expense, net	(820)	(1,137)	317	(27.9)%
Other income	7,790	16,180	(8,390)	(51.9)%
Total other income, net	6,970	15,043	(8,073)	(53.7)%

Income before tax expense	1,239,650	391,826	847,824	216.4%
Income tax expense	(183,067)	(40,761)	(142,306)	349.1%
Net income and total comprehensive income	1,056,583	351,065	705,518	201.0%

Revenue

Our revenue was USD5,755,641 for the year ended March 31, 2024 as compared to USD2,228,484 for the year ended March 31, 2023, representing an increase of approximately USD3,527,157, or approximately 158.3%. The increase in our revenue was mainly driven by the increase in scope of works of existing projects and number of our projects contributed revenue increased from 20 for the year ended March 31, 2023 to 21 for the year ended March 31, 2024.

We secured our new business through direct invitations for tenders from customers and we receive, from time to time, invitations to submit tenders from construction contractors. For the fiscal years ended March 31, 2024 and 2023, we submitted 102 and 93 tenders to our potential customers respectively, and our tender success rate was approximately 12.7% and 11.8% for the respective year. We believe that our proven track record of quality works, our expertise in substructure operations and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the Hong Kong substructure works industry and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2024 and 2023, respectively:

	For the years ended March 31,		Changes
	2024	2023	Amount	%
	USD	USD	USD
Revenue
Public	4,625,386	1,551,763	3,073,623	198.1%
Private	1,130,255	676,721	453,534	67.0%
Total revenue	5,755,641	2,228,484	3,527,157	158.3%

Our revenue from public sector projects was USD4,625,386 for the year ended March 31, 2024 as compared to USD1,551,763 for the year ended March 31, 2023, representing an increase of approximately USD3,076,623, or approximately 198.1%. The increase in revenue from our public sector projects was mainly attributable to the increase in the amount of works performed by our Group in two ongoing sizable public sector projects during the year ended March 31, 2024. The revenue generated from such projects was approximately USD3,584,044 for the year ended March 31, 2024 as compared to USD859,186 for the year ended March 31, 2023.

Our revenue from private sector projects was USD1,130,255 for the year ended March 31, 2024 as compared to USD676,721 for the year ended March 31, 2023, representing an increase of approximately USD453,534, or approximately 67.0%. The increase in revenue from private sector projects was mainly attributable to increase in scope of works of existing private sector projects and the number of our private sector projects increased from 13 for the year ended March 31, 2023 to 14 for the year ended March 31, 2024.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2024 and 2023:

	For the years ended March 31,		Changes
	2024	2023	Amount	%
	USD	USD
Cost of revenue
Subcontracting costs	2,902,963	817,778	2,085,185	255.0%
Material costs	564,055	176,986	387,069	218.7%
Direct labor costs	623,042	581,256	41,786	7.2%
Overhead costs	181,408	87,200	94,208	108.0%
Total cost of revenue	4,271,468	1,663,220	2,608,248	156.8%

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as machine rental that are directly attributable to services provided. We incurred cost of revenue of USD4,271,468 for the year ended March 31, 2024, as compared to USD1,663,220 for the year ended March 31, 2023, representing an increase of approximately USD2,608,248, or approximately 156.8%. The increase was generally in line with the increase in revenue. Our subcontracting costs and material costs increased by approximately 255.0% and 218.7% for the year ended March 31, 2024, as compared to the year ended March 31, 2023. Such increase was primarily driven by the rise in the number of sizeable projects (i.e. project contributing over USD500,000 in yearly revenue), from 1 project for the year ended March 31, 2023 to 3 projects for the year ended March 31, 2024, such sizable projects generally require higher subcontractor involvement and extra deployment of material.

Gross profit and gross profit margin

Our total gross profit was USD1,484,173 for the year ended March 31, 2024, as compared to USD565,264 for the year ended March 31, 2023, an increase of USD918,909, or 162.6%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2024, as compared to the year ended March 31, 2023 as discussed above. Our total gross profit margin remained relatively stable at 25.8% for the year ended March 31, 2024 and 25.4% for the year ended March 31, 2023.

Our gross profit and gross profit margin by project sector are summarized as follows:

	For the years ended March 31,				Changes
	2024		2023		Amount		%

Public sector projects
Gross profit	USD	1,186,394	USD	435,960	USD	750,434	172.1%
Gross profit margin		25.6%		28.1%		(2.5)%

Private sector projects
Gross profit	USD	297,779	USD	129,304	USD	168,475	130.3%
Gross profit margin		26.4%		19.1%		7.3%

Total
Gross profit	USD	1,484,173	USD	565,264	USD	918,909	162.6%
Gross profit margin		25.8%		25.4%		0.4%

Our gross profit from public sector projects was USD1,186,394 for the year ended March 31, 2024, as compared to USD435,960 for the year ended March 31, 2023, an increase of USD750,434, or 172.1%. Our gross profit margin from public sector projects decreased from 28.1% for the year ended March 31, 2023 to 25.6% for the year ended March 31, 2024. The decrease in gross profit with lower gross profit margin from public sector projects was mainly because we have relatively lower mark up for one of our sizable public sector projects when performing variation orders as requested by the customers for this project during the year ended March 31, 2024.

Our gross profit from private sector projects was USD297,779 for the year ended March 31, 2024, as compared to USD129,304 for the year ended March 31, 2023, an increase of USD168,475, or 130.3%. Our gross profit margin from private sector projects increased from 19.1% for the year ended March 31, 2023 to 26.4% for the year ended March 31, 2024, which was mainly due to one of our sizable private sector projects that commenced in October 2023 recorded higher gross profit margin. Such project was with tight schedule, and we had set a higher pricing and recorded a relatively higher profit margin.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office rental expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of USD 251,493 for the year ended March 31, 2024, as compared to USD188,481 for the year ended March 31, 2023, an increase of USD63,012, or 33.4%. The increase was mainly due to the increase in business entertainment and change of provision of expected credit loss allowance on contract assets.

Other income (expense)

Other income (expense) mainly included interest expense and other income.

We incurred interest expense of USD820 for the year ended March 31, 2024, as compared to USD1,137 for the year ended March 31, 2023, a decrease of USD317, or 27.9%. The decrease was mainly due to the decrease in our average finance lease balance during the year ended March 31, 2024.

Other income mainly represents the government grants received by the Group and other miscellaneous income. We received government grants of nil for the year ended March 31, 2024, as compared to USD12,308 for the year ended March 31, 2023. The government grants for the year ended March 31, 2023 mainly included the Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees from May 2022 to July 2022. These government grants were designed to be relief measures in response to the COVID-19 pandemic and are non-recurring in nature.

Income tax expense

Our company, Phoenix Asia Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, Phoenix (BVI) Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our one indirectly wholly-owned subsidiary, Winfield Engineering (Hong Kong) Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HKD2,000,000 (USD256,410), and 16.5% on any part of assessable profits over HKD2,000,000 (USD256,410). For the years ended March 31, 2024 and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of USD183,067 for the year ended March 31, 2024, as compared to USD40,761 for the year ended March 31, 2023, an increase of USD142,306, or 349.1%, mainly due to the increase in profit before taxation as a result of the increase in revenue and gross profit as discussed above. Our effective tax rate was approximately 14.8% for the year ended March 31, 2024 and approximately 10.4% for the year ended March 31, 2023. The relatively lower effective tax rate for the year ended March 31, 2023 was due to the non-taxable government grants received by our Group during the year ended March 31, 2023.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of USD1,056,583 for the year ended March 31, 2024, as compared to USD351,065 for the year ended March 31, 2023, an increase of USD705,518, or 201.0%. Such increase was mainly attributable to the increase in gross profit and gross profit margin as discussed above.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2025	2024
	USD	USD
Assets
Current assets
Cash at banks	2,376,362	890,578
Accounts receivable, net	1,631,524	2,489,147
Contract assets, net	48,451	78,303
Deferred offering cost	947,587	-
Deposits	16,782	6,654
Total current assets	5,020,706	3,464,682

Non-current assets
Plant and equipment, net	62,507	52,207
Right-of-use assets - operating lease	5,894	28,914
Contract assets, net	273,509	157,292
Deferred tax assets	7,104	1,201
Total non-current assets	349,014	239,614
Total assets	5,369,720	3,704,296

Liabilities
Current liabilities
Accounts payable	1,350,632	1,472,935
Finance lease liabilities	5,334	5,334
Operating lease liabilities	5,943	21,231
Due to a director	157,257	164,057
Accrued expenses	696,966	81,101
Income tax payable	23,060	222,429
Total current liabilities	2,239,192	1,967,087

Non-current liabilities
Operating lease liabilities	-	5,943
Finance lease liabilities	13,777	18,666
Long service payments obligation	6,625	4,053
Total non-current liabilities	20,402	28,662
Total liabilities	2,259,594	1,995,749

Shareholders’ equity
Ordinary shares, 5,000,000,000 shares authorized; USD0.00001 par value, 20,000,000 and 16,100,000 shares issued and outstanding, as of March 31, 2025 and 2024, respectively	200	161
Subscription receivable	-	(161)
Additional paid in capital	375,064	3
Retained earnings	2,734,862	1,708,544
Total shareholders’ equity	3,110,126	1,708,547
Total liabilities and shareholders’ equity	5,369,720	3,704,296

Cash and cash equivalents

Our cash and cash equivalents increased from USD890,578 as of March 31, 2024 to USD2,376,362 as of March 31, 2025. The increase mainly resulted from our business operations.

Accounts receivable, net

Our accounts receivable, net decreased from USD2,489,147 as of March 31, 2024 to USD1,631,524 as of March 31, 2025, which was mainly due to the fluctuation of the amounts we received from different customers as at the respective reporting dates.

Contract assets, net

Our contract assets increased from USD235,595 as of March 31, 2024 to USD321,960 as of March 31, 2025, mainly due to the increase of retention receivable amount arising from the increase in revenue for the year ended March 31, 2025.

Due to a director

For the year ended March 31, 2025 and 2024, the balance of due to a director represented the advances from a director.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable decreased from USD1,472,935 as of March 31, 2024 to USD1,350,632 as of March 31, 2025, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as at the respective reporting dates.

Finance lease liabilities

As of March 31, 2025 and 2024, we had finance lease liabilities of USD19,111 and USD24,000, respectively. The decrease in our finance lease liabilities as of March 31, 2025 was mainly due to the repayment of principal.

5.B. Liquidity and Capital Resources

Our principal sources of funds have historically been our equity capital, cash generated from our operations. Our primary liquidity requirements are to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity, and we may use a portion of the proceeds from the initial public offering to finance a portion of our liquidity requirements.

As of March 31, 2025 and 2024, we had USD2,376,362 and USD890,578 in cash respectively. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

We believe that our current cash balance and cash generated from our operations, and the estimated net proceeds from this Offering will be sufficient to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of debt securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Operating activities:
Net income	1,026,318	1,056,583	351,065
Adjustments:
Depreciation of plant and equipment	30,786	18,557	21,326
Amortization of right-of-use assets – operating lease	23,020	22,160	22,536
Gain on disposal of plant and equipment	-	(6,410)	(2,564)
Expected credit loss allowance of contract assets	23,066	5,792	(52,257)
Expected credit loss allowance of accounts receivable	18,039	(685)	(8,824)
Long service payment (non-cash)	2,572	(2,912)	6,965
Deferred tax	(5,903)	(47,237)	33,653
Change in working capital items:
Change in accounts receivable	839,583	(1,491,327)	(163,389)
Change in contract assets	(109,430	(122,335)	54,534
Change in deposits	(10,128)	1,282	(1,282)
Change in deferred offering cost	(947,587)	-	-
Change in accounts payable	(122,303)	1,124,290	(120,100)
Change in contract liabilities	-	(34,766)	34,766
Change in operating lease liabilities	2,615	(11,796)	(24,080)
Change in income tax payable	(199,369)	197,581	7,107
Change in amount due to a director	(6,700)	(230,769)	(186,073)
Change in accrued expenses	615,865	62,324	(30,495)
Cash generated from / (used in) operating activities	1,180,444	540,332	(57,112)

Investing activities:
Acquisition for plant and equipment	(41,086)	-	(22,607)
Proceeds from disposal of plant and equipment	-	6,410	-
Cash (used in) / generated from investing activities	(41,086)	6,410	(22,607)

Financing activities:
Issuance of ordinary shares	375,161	-	-
Principal payments for finance lease liabilities	(28,735)	(33,910)	(8,645)
Cash generated from / (used in) financing activities	346,426	(33,910)	(8,645)

Net increase / (decrease) in cash at banks	1,485,784	512,832	(88,364)

Cash at banks as of beginning of the year	890,578	377,746	466,110

Cash at banks as of the end of the year	2,376,362	890,578	377,746

Supplementary Cash Flows Information
Cash paid for income tax	(475,943)	(32,725)	-

Cash paid for interest	(800)	(820)	(1,137)

Supplemental of Non-Cash Financing Activities
Lease liabilities arising from obtaining right-of-use assets	-	25,641	-

Supplemental of Non-Cash Operating Activities
Lease liabilities arising from obtaining right-of-use assets	-	-	67,676

Operating Activities

Our operating cash inflows are primarily derived from our revenue by undertaking substructure works in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs and direct labor costs, the purchase of materials, as well as other working capital needs.

Cash provided by operating activities amounted to USD1,180,444 for the year ended March 31, 2025, mainly derived from net income of USD1,026,318 for the year ended March 31, 2025.

Cash provided by operating activities amounted to USD540,332 for the year ended March 31, 2024, mainly derived from (i) net income of USD1,056,583 for the year ended March 31, 2024; (ii) the increase in accounts receivable by USD1,491,327 as a result of the increase in works performed by us during the year ended March 31, 2024; (iii) the increase in accounts payable by USD1,1,24,290 and (iv) the decrease in amount due to a director by USD230,769.

Cash used in operating activities amounted to USD57,112 for the year ended March 31, 2023, mainly derived from (i) net income of USD351,065 for the year ended March 31, 2023; (ii) the increase in accounts receivable by USD163,389 as a result of the increase in works performed by us during the year ended March 31, 2023; (iii) the decrease in accounts payable by USD120,100 and (iv) the decrease in amount due to a director by USD186,073.

Investing Activities

Cash used in investing activities amounted to USD41,086 for the year ended March 31, 2025, derived from purchase of equipment.

Cash provided by investing activities amounted to USD6,410 for the year ended March 31, 2024, mainly derived from the proceeds from disposal of plant and equipment.

Cash used in investing activities amounted to USD22,607 for the year ended March 31, 2023, derived from purchase of equipment.

Financing Activities

Cash provided by financing activities amounted to USD346,426 for the year ended March 31, 2025, which was mainly attributable to new shares issued.

Cash used in financing activities amounted to USD33,910 for the year ended March 31, 2024, which was mainly attributable to repayment of finance lease liabilities.

Cash used in financing activities amounted to USD8,645 for the year ended March 31, 2023, which was mainly attributable to repayment of finance lease liabilities.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	USD	USD	USD	USD	USD
Finance lease liabilities(1)	21,468	6,134	6,134	9,200	-
Operating lease payments(2)	5,962	5,962	-	-	-
	27,430	12,096	6,134	9,200	-

(1)	As of March 31, 2025, our contractual obligation to repay outstanding finance leases totaled USD21,468.
(2)	We lease our office which is classified as operating lease in accordance with Topic 842. As of March 31, 2025, our future lease payments totaled USD5,962. On June 16, 2025, we renewed the lease agreement for our office, with future lease payments totaled USD 71,538.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of March 31, 2025 and 2024, the Company has estimated its long service payment to be HKD51,674 (USD6,625) and HKD31,610 (USD4,053), respectively. The provision for long service payment as of March 31, 2025 and 2024 has been reflected in the consolidated balance sheets as “long service payments obligation” under non-current liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Capital Expenditures

For the year ended March 31, 2025, 2024 and 2023, we purchased plant and equipment of USD41,086, nil and USD22,607, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2025, and as of the date of this report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2025 or as of the date of this report.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business and Industry” in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Seasonality

The nature of our business is not affected by seasonal variations.

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the fiscal year ended March 31, 2025.

Trademark

As of the date of this report, we have not registered any trademarks.

Internet Domain Name

As of the date of this report, we have registered our domain name and website. You can find our website at http://winfield.hk/.

Due to our limited exposure to intellectual property risk in our business, we have not implemented any measures to protect our intellectual property. Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

Licenses

As of the date of this annual report, Winfield Engineering (Hong Kong) Limited is (i) a Registered Specialist Contractor under the sub-registers of foundation works, site formation works and ground investigation field works categories maintained by the Buildings Department of Hong Kong (expire on January 22, 2027); and (ii) a Registered Subcontractor under foundation and piling (sheet piles, bored piles, driven piles, diaphragm walls, micro piles and hand-dug caisson) and general civil works (earthwork and ground investigation) of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong (expire on August 22, 2027).

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment evolves.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. See Note 2 to our financial statements appearing at this report for a description of our other significant accounting policies.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Chi Kin Kelvin, YEUNG	50	Chairman of the board and Chief Executive Officer
Hoi Ki, LEUNG	36	Chief Financial Officer
Chi Hei, TSOI	37	Independent Director
Shing Yan, CHENG	50	Independent Director
Chun Ming Tommy, YIP	35	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Chi Kin Kelvin, YEUNG is a Director, chief executive officer and Chairman of the board of the Company and is responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Yeung has over 25 years of experience in civil engineering industry. Mr. Yeung joined Winfield Engineering (Hong Kong) Limited in 2016 and has been its director ever since. Prior to joining Winfield Engineering (Hong Kong) Limited, Mr. Yeung worked in a number of construction companies as project manager, site agent and engineer. Mr. Yeung obtained a bachelor of science and a master of science from the University of Hong Kong in 1996 and 2000, respectively. Mr. Yeung obtained a bachelor of engineering in civil engineering from Camden University U.S.A in 2017.

Hoi Ki, LEUNG has served as the chief financial officer of the Company since June 2024. Mr. Leung has over 10 years of experience in audit and accounting. Since May 2023, Mr. Leung has been the company secretary of Easy Smart Group Holdings Limited (HKEx: 2442), a company listed on the Stock Exchange of Hong Kong. Since March 2017, Mr. Leung has been the company secretary of Dragon Rise Group Holdings Limited (HKEx: 6829), a company listed on the Stock Exchange of Hong Kong. From December 2014 to January 2017, Mr. Leung worked in KPMG, with his last position as audit manager. From June 2014 to November 2014, Mr. Leung worked as an audit senior in Ernst & Young. From September 2011 to May 2014, Mr. Leung worked in BDO Limited, with his last position as an audit senior. Mr. Leung obtained a Bachelor of Business Administration in Accountancy from the Hong Kong Polytechnic University in 2011. He has been a certified public accountants under Hong Kong Institute of Certified Public Accountants since 2015.

Chi Hei, TSOI has served as a Director since April 24, 2025. Mr. Tsoi has over 10 years of experience in auditing, accounting and financial management. Since 2022, Mr. Tsoi has been the financial controller of Ming Shing Group Holdings Limited (Nasdaq: MSW) and has been its chief accounting officer since March 2024. Mr. Tsoi has worked in a number of accounting firms as an auditor for over 6 years, including working in Shinewing (HK) CPA Limited with his last position as senior accountant from July 2012 to December 2014 and KPMG with his last position as manager from December 2014 to January 2017. Mr. Tsoi has served as the financial controller and company secretary of Noble Engineering Group Holdings Limited (HKEx: 8445), a company listed on the GEM of the Stock Exchange of Hong Kong, since January 2017, a position which he holds today. Mr. Tsoi obtained a bachelor’s degree of accountancy from The Hong Kong Polytechnic University in November 2010. Mr. Tsoi is a Certified Public Accountant (Practicing) registered in the Accounting and Financial Reporting Council of Hong Kong.

Shing Yan, CHENG has served as a Director since April 24, 2025. Ms. Cheng has over 20 years of experience in auditing, accounting and financial management. She has held different positions at Ernst & Young Business Services Ltd., Baker Tilly Hong Kong Business Services Limited and SHINEWING (HK) CPA Limited from 2004 to 2016. Since April 2016, Ms. Cheng joined the group of Sanroc International Holdings Limited (now known as Zhaobangji Properties Holdings Limited) (“Sanroc”) (HKEx: 1660), a company listed on the Stock Exchange of Hong, as the chief financial officer. From August 2016 to April 2018 and from April 2017 to April 2018, she was the company secretary and an executive director of Sanroc, respectively. From June 2017 to October 2019, she was an independent non-executive director of China Shenghai Food Holdings Company Limited (now known as China Shenghai Group Limited) (HKEx: 1676), a company listed on the Stock Exchange of Hong Kong. Since October 2017, she has been an independent non-executive director of Putian Communication Group Limited (HKEx: 1720), a company listed on the Stock Exchange of Hong Kong. From February 2021 to July 2024, she was an independent non-executive director of Kwong Luen Engineering Holdings Limited (HKEx: 1413), a company listed on the Stock Exchange of Hong Kong. Ms. Cheng obtained a master’s degree of arts in international accounting from the City University of Hong Kong in November 2003. She was admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in July 2003, a fellow of The Association of Chartered Certified Accountants in December 2005, an associate of The Institute of Chartered Secretaries and Administrators (now known as The Chartered Governance Institute) in June 2017 and an associate of The Hong Kong Institute of Chartered Secretaries in June 2017.

Chun Ming Tommy, YIP has served as a Director since April 24, 2025. Dr. Yip has over five years of experience in engineering. Since May 2022, Dr. Yip has been a data scientist in Monarch Tractor. Since March 2019, Dr. Yip has been a senior engineer in Globalfoundries. Dr. Yip obtained a Doctor of Philosophy in Electrical and Computer Engineering from the National University of Singapore in 2018. Dr. Yip obtained a Master and Bachelor of Engineering in Mechatronics and Robotics from the University of Leeds in 2013.

Family Relationship

There are no family relationships among our directors and executive officers.

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the year ended March 31, 2025, 2024 and 2023, we paid an aggregate compensation of HKD1,504,800 (approximately USD192,923), HKD1,351,800 (approximately USD173,308) and HKD1,478,025 (approximately USD189,490) to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

6.C. Board Practices

Corporate Governance Practices

Foreign Private Issuer

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors consists of four directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. We are a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, and Dr. Chun Ming Tommy Yip. Mr. Chi Hei Tsoi is the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chi Hei Tsoi as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, and Dr. Chun Ming Tommy Yip. Ms. Shing Yan Cheng is the chairperson of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, and Dr. Chun Ming Tommy Yip. Dr. Chun Ming Tommy Yip is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has which enables him or her to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares (including Ordinary Shares) in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any, but no such term shall be implied in the absence of express provision. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes an arrangement or composition with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association as may be amended from time to time.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

6.D. Employees

As of March 31, 2025, we employed a total of 21 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	2
Project supervision	1
Quantity surveyors	1
Finance and administration	1
Site workers	16
Total	21

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this annual report by our officers, Directors and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Chi Kin Kelvin, Yeung(1)	16,100,000	74.54
Hoi Ki, Leung	-	-
Chi Hei, Tsoi	-	-
Shing Yan, Cheng	-	-
Chun Ming Tommy, Yip	-	-
All directors and executive officers as a group	16,100,000	74.54
5% shareholders:
Phoenix Prosperity Investment Limited (1)	16,100,000	74.54

(1)	Phoenix Prosperity Investment Limited is wholly owned and beneficially owned by Mr. Chi Kin Kelvin Yeung, our Chief Executive Officer and the Chairman of the Board.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions for the three years ended March 31, 2025 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements.

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2023, 2024 and 2025 and up to the date of this annual report:

The following is a list of related parties which the Company has transactions with:

(a) Chi Kin Kelvin, Yeung, a director of the Company.

(b) Tai Wan Construction & Drilling Co., Limited, Shing Wai, Wong, a director of our Operating Subsidiary, was a common director between April 2023 and July 2024

a. Due to related parties

As of March 31, 2025, 2024 and 2023, the balances of amounts due to a related party were as follows:

	As of March 31,
	2025	2024	2023
	USD	USD	USD
Due to a related party
Chi Kin Kelvin, Yeung (a)	157,257	164,057	394,826
Total(1)	157,257	164,057	394,826

(1) The balance represented the advances from a director. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Substructure service revenue from a related party
Tak Wan Construction & Drilling Co., Limited (b)	-	60,407	—
Total	-	60,407	—

Repayment to a related party
Chi Kin Kelvin, Yeung (a)	6,700	230,769	186,073
Total	6,700	230,769	186,073

Policies and Procedures for Related Party Transactions

Our Board of Directors established an audit committee, which is tasked with review and approval of all related party transactions.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The financial statements as required under Item17. “Financial Statements” are attached hereto and found immediately following the text of this report.

Legal Proceedings and Compliance

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

8.A. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our Ordinary Shares are currently listed on The Nasdaq Capital Market under the symbol “PHOE.”

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

500,000 Ordinary Shares was registered by Phoenix Prosperity Investment Limited pursuant to the resale prospectus dated April 25, 2025. The Selling Shareholder, Phoenix Prosperity Investment Limited, is under no obligation to sell any shares pursuant to the Resale Prospectus.

E. Dilution

Since our initial public offering, we have not issued any additional Ordinary Shares nor granted any options, convertible instruments, or other equity-linked securities. Accordingly, no dilution occurred during the fiscal year ended March 31, 2025, and there are no material dilution events to report as of the date of this annual report.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

The authorized share capital of the Company is USD50,000 divided into 5,000,000,000 ordinary shares with a par value of USD0.00001. As of the date of this annual report, 21,600,000 Ordinary Shares were issued and outstanding.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

Objects of our Company. Under our amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our authorized share capital is USD50,000 divided into 5,000,000,000 Ordinary Shares of par value USD0.00001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends. The holders of our Ordinary Shares are entitled to such dividends out of our funds which are legally available for the purpose as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account and with the sanction of an ordinary resolution, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. .

Voting Rights. Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by poll. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. A poll shall be taken in such manner as the chairman of the general meeting directs. The chairman may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll.

Any ordinary resolution is a resolution of a general meeting passed by a simple majority of the votes by shareholders who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorized representatives, at that meeting. The expression of an ordinary resolution includes a written resolution signed by the requisite majority in accordance with the amended and restated articles.

Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of shares in a class meeting duly constituted in accordance with the amended and restated articles in each case passed by a majority of not less than two-thirds of the votes by shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting. A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but shall not (unless required by the Nasdaq Listing Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the amended and restated articles, and the annual general meeting shall be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one holder of Ordinary Shares representing not less than an aggregate of one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten per cent of the voting rights in the share capital of the Company. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign) and delivered in accordance with the notice provisions of our amended and restated articles of association. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation. Subject to our amended and restated articles and any other sanction required by the Companies Act, the shareholders may pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time and place for payment. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or at the option of the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Subject to any applicable requirements set forth in our amended and restated articles and provided that a transfer of ordinary shares complies with the Nasdaq Listing Rules, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Capital Market or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the Nasdaq Listing Rules, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the share transferred is fully paid and free of any lien in favor of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means,, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting by a majority of not less than two-thirds of the votes by the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing shares of that class.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our board of directors may issue preference shares without action by our Shareholders to the extent authorized but unissued.

Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficulty or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the Board.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office.

The office of a Director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a Director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(iii)	resigns his office by notice to the Company ; or

(iv)	only held office as a Director for a fixed term and such term expires; or

(v)	in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a Director; or

(vi)	without special leave, is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	is removed from office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director) by the requisite majority of the Directors (not being less than two in number) or otherwise pursuant to the amended and restated memorandum and articles of association.

From time to time the Board may appoint one or more of its body to be managing director or chairman of the Board or to hold any other executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

10.C. Material Contracts

We have not entered into any material contracts other than (a) in the ordinary course of business, (b) those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, and (c) those filed as exhibits in the Registration Statement on Form F-1 filed by the Company with the SEC on April 9, 2025.

10.D. Exchange Controls

The Cayman Islands and Hong Kong currently have no exchange control restrictions.

10.E. Taxation

The following are material tax considerations relevant to an investment in our Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Cayman Islands, Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of (so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands), Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HKD2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HKD2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HKD5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or any subsequent offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or any subsequent offering.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total consolidated voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Ordinary Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised from any offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company – Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, contract assets, due from related party and life insurance policy, cash surrender value. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2025 and 2024, USD2,376,362 and USD890,578 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of USD102,564 (HKD800,000) starting from October 1, 2024. Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2025, (i) there were two customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) there was two suppliers accounted for over 10% of the total costs of revenue for that period.

During the fiscal year ended March 31, 2024, (i) there were four customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) there was three suppliers accounted for over 10% of the total costs of revenue for that period.

During the fiscal year ended March 31, 2023, (i) there were four customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) there was one supplier accounted for over 10% of the total costs of revenue for that period.

As of March 31, 2025, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) one supplier which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2024, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) one supplier which accounted for over 10% of the total consolidated accounts payable.

Credit Risk

For the credit risk related to accounts receivable, our Group performs periodic credit evaluations of our customers’ financial condition and generally does not require collateral. Our Group establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. Our management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. Our Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate bank borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that our Company will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We will make the maximum effort to maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Inflation Risk

We rely on a stable workforce, either directly employed by us or our subcontractors, to carry out construction work for our projects. In particular, subcontractors with various skills and expertise are required for each project to complete the work. Industrial actions of any one discipline may disrupt the progress of the construction work. There is no assurance that industrial actions or strikes will not be launched or there will be sufficient supply of labor in the future. Such industrial actions, strikes or material shortage of labor may adversely impact our business performance, profitability and results of operation. Moreover, the economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. Since our subcontracting fees include the labor of our subcontractors, when there is a significant increase in the cost of labor, our subcontracting fees will increase and as a result, our profitability would be adversely affected. Unless we are able to control the labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Currency Risk

Our Group’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

For the period from April 24, 2025, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-284260) relating to the IPO was declared effective by the SEC, to the date of this report, we used US$1.8 million of the net proceeds of approximately US$4.6 million received from the IPO for working capital. There is no material change in the use of proceeds as described in the Registration Statement. We intend to use the remainder of the proceeds from the IPO for enhancing our capacities, acquiring innovative machinery, enhancing our brand and working capital and other general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2025 and March 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our board of directors has determined that Mr. Chi Hei Tsoi, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ARK Pro CPA & Co, our previous independent registered public accounting firm, and J&S Associate PLT, our independent registered public accounting firm, for the years indicated.

	Year Ended March 31, 2025	Year Ended March 31, 2024
	USD	USD
	(in thousands)	(in thousands)
Services
Audit Fees(1)
- ARK Pro CPA & Co	230	-
- J&S Associate PLT	150	-

Audit-Related Fees(2)
- ARK Pro CPA & Co	91	-
- J&S Associate PLT	-	-

Tax Fees(3)	-	-
Other Fees(4)	-	-
Total	471	-

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On June 10, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Phoenix Asia accepted the resignation of ARK Pro CPA & Co (“ARK Pro”) as its independent registered public accounting firm, effective immediately. ARK Pro had served as the Company’s independent registered public accounting firm since July 12, 2024. On June 10, 2025, the Audit Committee approved the appointment of J&S Associate PLT (“J&S”) as Phoenix Asia’s independent registered public accounting firm, effective immediately. The services previously provided by ARK Pro will be provided by J&S, effective as of June 10, 2025.

The reports of ARK Pro on the financial statements of Phoenix Asia for the years ended March 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended March 31, 2024 and 2023, through June 10, 2025, there were no disagreements with ARK Pro on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to the satisfaction of ARK Pro, would have caused ARK Pro to make reference to the subject matter of the disagreements in connection with its reports on Phoenix Asia’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two years ended March 31, 2024 and 2023 and through June 10, 2025, except that ARK Pro advised that Company of a few material weaknesses in the Company’s internal control over financial reporting that relates to (1) the Company’s lack of sufficient full-time personnel with appropriate levels of knowledge of accounting principles generally accepted in the United States of America (U.S. GAAP”) and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (2) the Company’s lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that the policies and procedures have been carried out as planned; and (3) the Company’s lack of appropriate policies and procedures in place to evaluate the proper accounting and disclosures of key documents and agreements.

Phoenix Asia provided ARK Pro with a copy of the forgoing disclosure and requested ARK Pro to furnish Phoenix Asia with a letter addressed to the Securities and Exchange Commission stating whether or not ARK Pro agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of ARK Pro’s letter, dated June 10, 2025, is filed as Exhibit 99.1 to the Form 6-K filed on June 11, 2025.

During the years ended March 31, 2024 and 2023 and through June 10, 2025, neither Phoenix Asia nor anyone acting on Phoenix Asia’s behalf, consulted J&S with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Phoenix Asia’s consolidated financial statements, and neither a written report was provided to Phoenix Asia nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Phoenix Asia in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

We are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

We endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers and employees of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Capital Market listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.2 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Governance

The Board of Directors has primary oversight responsibility for managing cybersecurity risks within the organization. At the management level, the Chief Executive Officer and the Chief Financial Officer are responsible for assessing and addressing material cybersecurity risks and incidents. They regularly engage with our IT service provider and business operations teams to review cybersecurity performance metrics, identify top risks, and evaluate the progress of cybersecurity programs and initiatives.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
2.4*	Description of Securities
4.1	Underwriting Agreement dated April 24, 2025 between the Registrant and D. Boral Capital LLC, as representative of the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Registrant with the SEC on April 30, 2025)
4.2	Employment Agreement between the Registrant and Mr. Chi Kin Kelvin, YEUNG, Registrant’s director, Chief Executive Officer and Chairman of the Board (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
4.3	Employment Agreement between the Registrant and Mr. Hoi Ki, LEUNG, Registrant’s Chief Financial Officer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
4.4	Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
4.5*	Tenancy Agreement of Workshop B14, 8/F, Block B Tonic Industrial Center, 19 Lam Hing Street Kowloon Bay, Hong Kong
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from ARK Pro CPA & Co dated June 10, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Registrant to the SEC on June 10, 2025)
97*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Phoenix Asia Holdings Limited

/s/ Chi Kin Kelvin Yeung
Chi Kin Kelvin Yeung
Chief Executive Officer and Director

Date: August 12, 2025

Phoenix Asia Holdings Limited

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email: info@jns-associate.com Website: jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Phoenix Asia Holdings Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Phoenix Asia Holdings Limited and its subsidiaries (the ‘Company’) as of March 31, 2025, and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended  March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S ASSOCIATE PLT

Certified Public Accountants

PCAOB No: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

August 12, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Phoenix Asia Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of Phoenix Asia Holdings Limited and subsidiaries (“the Company”) as of March 31, 2024, and the related combined statements of operations, change in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

ARK Pro CPA & Co

We served as the Company’s auditor from 2024 to 2025.

Hong Kong, China

October 25, 2024

PCAOB ID: 3299

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Balance Sheets

	As of March 31,
	2025	2024
	USD	USD
Assets
Current assets
Cash at banks	2,376,362	890,578
Accounts receivable, net	1,631,524	2,489,147
Contract assets, net	48,451	78,303
Deferred offering cost	947,587	-
Deposits	16,782	6,654
Total current assets	5,020,706	3,464,682

Non-current assets
Plant and equipment, net	62,507	52,207
Right-of-use assets - operating lease	5,894	28,914
Contract assets, net	273,509	157,292
Deferred tax assets	7,104	1,201
Total non-current assets	349,014	239,614
Total assets	5,369,720	3,704,296

Liabilities
Current liabilities
Accounts payable	1,350,632	1,472,935
Finance lease liabilities	5,334	5,334
Operating lease liabilities	5,943	21,231
Due to a director	157,257	164,057
Accrued expenses	696,966	81,101
Income tax payable	23,060	222,429
Total current liabilities	2,239,192	1,967,087

Non-current liabilities
Operating lease liabilities	-	5,943
Finance lease liabilities	13,777	18,666
Long service payments obligation	6,625	4,053
Total non-current liabilities	20,402	28,662
Total liabilities	2,259,594	1,995,749

Shareholders’ equity
Ordinary shares, 5,000,000,000 shares authorized; USD0.00001 par value, 20,000,000 and 16,100,000 shares issued and outstanding, as of March 31, 2025 and 2024, respectively*	200	161
Subscription receivable	-	(161)
Additional paid in capital	375,064	3
Retained earnings	2,734,862	1,708,544
Total shareholders’ equity	3,110,126	1,708,547
Total liabilities and shareholders’ equity	5,369,720	3,704,296

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Revenue	7,370,545	5,755,641	2,228,484
Cost of revenue	(5,194,697)	(4,271,468)	(1,663,220)
Gross profit	2,175,848	1,484,173	565,264

Operating expenses
General and administrative expenses	(878,189)	(251,493)	(188,481)
Total operating expenses	(878,189)	(251,493)	(188,481)

Income from operations	1,297,659	1,232,680	376,783

Other (expense) / income
Interest expense, net	(733)	(820)	(1,137)
Other income	63	7,790	16,180
Other (expense) / income, net	(670)	6,970	15,043

Income before tax expense	1,296,989	1,239,650	391,826
Income tax expense	(270,671)	(183,067)	(40,761)
Net income and total comprehensive income	1,026,318	1,056,583	351,065

Net income per share attributable to ordinary shareholders *
Basic and diluted	0.06	0.07	0.02

Weighted average number of ordinary shares used in computing net income per share *
Basic and diluted	18,119,452	16,100,000	16,100,000

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares*	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2022	16,100,000	161	(161)	3	300,896	300,899
Net income for the year	-	-	-	-	351,065	351,065
Balance as of March 31, 2023	16,100,000	161	(161)	3	651,961	651,964

	Ordinary Shares			Additional		Total
	Number of shares*	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2023	16,100,000	161	(161)	3	651,961	651,964
Net income for the year	-	-	-	-	1,056,583	1,056,583
Balance as of March 31, 2024	16,100,000	161	(161)	3	1,708,544	1,708,547

	Ordinary Shares			Additional		Total
	Number of shares*	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2024	16,100,000	161	(161)	3	1,708,544	1,708,547
Net income for the year	-	-	-	-	1,026,318	1,026,318
Issue of ordinary shares	3,900,000	39	161	375,061	-	375,261
Balance as of March 31, 2025	20,000,000	200	-	375,064	2,734,862	3,110,126

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Statements of Cash Flows

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Operating activities:
Net income	1,026,318	1,056,583	351,065
Adjustments:
Depreciation of plant and equipment	30,786	18,557	21,326
Amortization of right-of-use assets – operating lease	23,020	22,160	22,536
Gain on disposal of plant and equipment	-	(6,410)	(2,564)
Expected credit loss allowance of contract assets	23,066	5,792	(52,257)
Expected credit loss allowance of accounts receivable	18,039	(685)	(8,824)
Long service payment (non-cash)	2,572	(2,912)	6,965
Deferred tax	(5,903)	(47,237)	33,653
Change in working capital items:
Change in accounts receivable	839,583	(1,491,327)	(163,389)
Change in contract assets	(109,430	(122,335)	54,534
Change in deposits	(10,128)	1,282	(1,282)
Change in deferred offering cost	(947,587)	-	-
Change in accounts payable	(122,303)	1,124,290	(120,100)
Change in contract liabilities	-	(34,766)	34,766
Change in operating lease liabilities	2,615	(11,796)	(24,080)
Change in income tax payable	(199,369)	197,581	7,107
Change in amount due to a director	(6,700)	(230,769)	(186,073)
Change in accrued expenses	615,865	62,324	(30,495)
Cash generated from / (used in) operating activities	1,180,444	540,332	(57,112)

Investing activities:
Acquisition for plant and equipment	(41,086)	-	(22,607)
Proceeds from disposal of plant and equipment	-	6,410	-
Cash (used in) / generated from investing activities	(41,086)	6,410	(22,607)

Financing activities:
Issuance of ordinary shares	375,161	-	-
Principal payments for finance lease liabilities	(28,735)	(33,910)	(8,645)
Cash generated from / (used in) financing activities	346,426	(33,910)	(8,645)

Net increase / (decrease) in cash at banks	1,485,784	512,832	(88,364)

Cash at banks as of beginning of the year	890,578	377,746	466,110

Cash at banks as of the end of the year	2,376,362	890,578	377,746

Supplementary Cash Flows Information
Cash paid for income tax	(475,943)	(32,725)	-

Cash paid for interest	(800)	(820)	(1,137)

Supplemental of Non-Cash Financing Activities
Lease liabilities arising from obtaining right-of-use assets	-	25,641	-
Issuance of ordinary shares in settlement of amount due to director	100	-	-

Supplemental of Non-Cash Operating Activities
Lease liabilities arising from obtaining right-of-use assets	-	-	67,676

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Phoenix Asia Holdings Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 9, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly owned subsidiary, Winfield Engineering (Hong Kong) Limited, which is incorporated and domiciled in Hong Kong SAR; Winfield Engineering (Hong Kong) Limited principally engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong, and it is wholly owned subsidiary of Phoenix (BVI) Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
Phoenix Asia Holdings Limited (“Phoenix Asia”)	August 9, 2024	Cayman Islands	Parent	Investment holding
Phoenix (BVI) Limited (“Phoenix BVI”)	August 16, 2024	British Virgin Islands	100%	Investment holding
Winfield Engineering (Hong Kong) Limited (“Winfield”)	February 23, 1990	Hong Kong	100%	Provision of foundation works

Reorganization and Share Issuance

Phoenix Asia Holdings Limited is an exempted company with limited liability incorporated under the law of the Cayman Islands on August 9, 2024. The authorized share capital of the Company is USD50,000 divided into 5,000,000,000 ordinary shares with a par value of USD0.00001. Ogier Global Subscriber (Cayman) Limited was the sole shareholder holds 1 ordinary share from date of incorporation to August 15, 2024. 1 share was transferred to Phoenix Prosperity Investment Limited on August 15, 2024 and 9,999 additional shares were issued to Phoenix Prosperity Investment Limited on same date to come up with the 10,000 shares. As such, the sole shareholder of the Company, Phoenix Prosperity Investment Limited, holds 10,000 ordinary shares of the Company.

Phoenix (BVI) Limited was incorporated on August 16, 2024 under the laws of the British Virgin Islands, as an intermediate holding company. The sole shareholder of Phoenix (BVI) Limited, Phoenix Asia Holdings Limited, holds 1 ordinary share.

Winfield Engineering (Hong Kong) Limited was incorporated on February 23, 1990 in Hong Kong. Mr. Chi Kin Kelvin Yeung acquired the entire issued share capital of 20 shares at the consideration of HKD1 per share from three parties on November 30, 2016 and became the sole shareholder of Winfield Engineering (Hong Kong) Limited. On August 30, 2024, Winfield Engineering (Hong Kong) Limited issued 785 shares to Mr. Chi Kin Kelvin Yeung at the consideration of HKD785 (USD101). Subsequent to the issuance of shares, Winfield Engineering (Hong Kong) Limited is owned as to 805 shares by Mr. Chi Kin Kelvin Yeung. On September 2, 2024, Winfield Engineering (Hong Kong) Limited issued 48, 49, 49 and 49 shares to More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited. Subsequently, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited injected HKD720,000 (USD92,308), HKD735,000 (USD94,231), HKD735,000 (USD94,231) and HKD735,000 (USD94,231), respectively, into Winfield Engineering (Hong Kong) Limited. Subsequent to the issuance of shares, Winfield Engineering (Hong Kong) Limited is owned as to 805, 48, 49, 49 and 49 shares by Mr. Chi Kin Kelvin Yeung, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited.

On September 12, 2024, Phoenix (BVI) Limited and the Company entered into share exchange agreements with (i) Mr. Chi Kin Kelvin Yeung and Phoenix Prosperity Investment Limited, (ii) More Resources Holdings Limited, (iii) Quest Dragon International Limited, (iv) Rich Plenty Investment Limited and (v) Unique Resources Holdings Limited. Pursuant to the share exchange agreements, the Company issued 16,090,000, 960,000, 980,000, 980,000 and 980,000 ordinary shares to Phoenix Prosperity Investment Limited, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited, in exchange of 805, 48, 49, 49 and 49 shares in Winfield Engineering (Hong Kong) Limited, being 100% ownership of Winfield Engineering (Hong Kong) Limited, via Phoenix (BVI) Limited, from Mr. Chi Kin Kelvin Yeung, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited. Upon completion of the above share exchange, Winfield Engineering (Hong Kong) Limited became direct wholly-owned subsidiary of Phoenix (BVI) Limited.

On September 24, 2024, Phoenix Prosperity Investment Limited, More Resources Holdings Limited, Quest Dragon International Limited, Rich Plenty Investment Limited and Unique Resources Holdings Limited holds 16,100,000, 960,000, 980,000, 980,000 and 980,000 ordinary shares of the Company with a par value of USD0.00001, representing 80.5%, 4.8%, 4.9%, 4.9% and 4.9% of the issued outstanding share capital of the Company. This resulted in (a) a total additional issuance of 19,990,000 Ordinary Shares; (b) a dilution of Mr. Chi Kin Kelvin, Yeung’s ownership interest in the Company from 100.0% to 80.5% though he remained as the controlling shareholder of the Company; and (c) a decrease in earnings per shares (basic and diluted) due to the increased number of shares outstanding.

Prior to a Group Reorganization, Winfield was held as to 100% by Mr. Chi Kin Kelvin Yeung. Upon completion of Group Reorganization, Phoenix Asia Holdings Limited, who is controlled by Mr. Chi Kin Kelvin Yeung, ultimately owns 16,100,000 ordinary shares of the Company and Winfield will become an indirectly-owned subsidiary of the Company. The proceed of these additional 16,100,000 ordinary shares was paid in October 2024.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Mr. Chi Kin Kelvin Yeung as if the Group Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation and Combination

Throughout the years ended March 31, 2025 and 2024, the group entities were under the control of Mr. Chi Kin Kelvin, Yeung. Through a corporate reorganization, the Company became the holding company of the group companies. Accordingly, for the purpose of the preparation of the consolidated financial statements of the Company and its subsidiaries (the “Group”), the Company has been considered as the holding company of the group companies now comprising the Group throughout the years ended March 31, 2025, 2024 and 2023. The Group comprising the Company and its subsidiaries resulting from the reorganization is regarded as a continuing entity. The Group was under the control of Mr. Chi Kin Kelvin, Yeung prior to and after the reorganization.

The consolidated financial statements have been prepared as if the Company had been the holding company of the Group throughout the years ended March 31, 2025, 2024 and 2023 in accordance with ASC 805-50-45-5. The consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended March 31, 2025, 2024 and 2023, which include the results, changes in equity and cash flows of the companies now comprising the Group, have been prepared to present as if the current group structure had been in existence throughout the years ended March 31,2025, 2024 and 2023, or since their respective dates of incorporation where this is a shorter period.

The consolidated balance sheets as at the respective reporting dates have been prepared to present the assets and liabilities of the companies now comprising the Group as if the current group structure had been in existence at those dates.

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Combination

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Risk and Uncertainty

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash at banks, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash at banks with financial institutions located in Hong Kong. As of March 31, 2025 and 2024, USD2,376,362 and USD890,578 respectively were deposited with financial institutions located in Hong Kong. With effect from October 1, 2024, the Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount from USD64,103 increased to USD102,564 (from HKD500,000 increased to HKD800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

During the years ended March 31, 2025, 2024 and 2023, there were two, four and four customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the years ended March 31,
	2025	2024	2023
Customer A	25.5%	40.9%	23.9%
Customer B	-	21.4%	20.6%
Customer C	50.4%	17.1%	-
Customer D	*	11.1%	*
Customer E	-	-	14.5%
Customer F	*	-	14.4%

*	Comprised less than 10% of revenue for the respective period.

As of March 31, 2025 and 2024, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2025	2024
Customer A	17.6%	20.5%
Customer B	-	57.2%
Customer C	47.4%	14.2%
Customer D	10.2%	-

*	Comprised less than 10% of accounts receivable for the respective period.

During the years ended March 31, 2025, 2024 and 2023, there were two, three and one suppliers accounted for over 10% of the total cost of revenue for that year. The details are as follows:

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

	For the years ended March 31,
	2025	2024	2023
Supplier A	44.4%	35.2%	14.7%
Supplier B	*	11.9%	*
Supplier C	-	10.2%	*
Supplier D	25.4%	*	-

*	Comprised less than 10% of cost of revenue for the respective period.

As of March 31, 2025 and 2024, accounts payable due to these suppliers as a percentage of consolidated accounts payable are as follows:

	As of March 31,
	2025	2024
Supplier A	84.0%	88.7%
Supplier B	-	-
Supplier C	-	-
Supplier D	*	*

*	Comprised less than 10% of accounts payable for the respective period.

Credit Risk

Accounts and contract assets

For the credit risk related to accounts receivable and contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts of accounts receivable and contract asset amounted to USD61,671 and USD20,566 as at March 31, 2025 and 2024, respectively. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Cash and cash equivalents

The Company’s exposure to credit risk arising from cash and cash equivalents is limited because the counterparties are banks with a good credit rating, for which the Company considers to have low credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although the Company has not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. The Company has experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management’s estimates with respect to the percentage of completion method, allowance for expected credit loss and accrued expenses. Revisions in estimated revenue from contracts are made in the year in which circumstances requiring the revision become probable.

Balance Sheet Classifications

The Company includes in current assets and liabilities the following amounts that are in connection with construction contracts that may extend beyond one year: contract assets and contract liabilities (including retainage invoiced to customers contingent upon anything other than the passage of time), capitalized costs to fulfill contracts retainage payable to sub-contractors and accrued losses on uncompleted contracts. A one-year time period is used to classify all other current assets and liabilities when not otherwise prescribed by the applicable accounting principles.

Contract assets

Contract assets include billed and unbilled amounts for services provided to customers for which the Company has an unconditional right to payment. Billed and unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets and contract liabilities on a contract-by-contract basis.

When payment of the retainage is contingent upon the Company fulfilling its obligations under the contract it does not meet the criteria to be included in contracts receivable and remains in the contract’s respective contract asset or contract liability, determined on a contract-by-contract basis. Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time are included in contracts receivable.

The Company provides an allowance for expected credit loss, which is based upon a review of outstanding receivables, historical collection of information and existing economic conditions.

Contract Estimates Including Variable Consideration

Accounting for construction contracts with customers involves the use of reference to progress certificates issued by customers, which depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects. The Company satisfies the performance obligation over time and therefore, the output method using substructure works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. Nevertheless, unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. The contract price at completion can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion, and thus the timing and amount of revenue recognition. To the extent that the additional work performed, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Company has an enforceable right to have not agreed to the price.

The Company considers claims to be contract modifications for which the Company has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events. Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in the transaction price are not resolved in the Company’s favor, or to the extent other contract provisions reflected in the transaction price are not earned, there could be reductions in or reversals of previously recognized revenue.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

As a significant change in one or more of these estimates could affect the revenue and profitability of the Company’s long-term construction contracts, the Company reviews and updates contract-related estimates regularly. The Company recognizes adjustments in estimated revenue on contracts on a cumulative catch-up basis. Under this method, the cumulative impact of the revenue adjustment is recognized in the period the adjustment is identified. Revenue for future periods of contract performance is recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the consolidated balance sheet. No adjustments resulting from revisions to estimates on any individual contract were material to the financial statements for the years ended March 31, 2025, 2024 or 2023.

Expected Credit Loss Allowance

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as considering debtors’ credit risk characteristics, historical settlement record, the days past due and forward-looking information.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Hong Kong where Hong Kong dollars (“HKD”) is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

In addition, the Company has operations in Hong Kong maintains the books and record in the local currency, Hong Kong Dollars (“HKD”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiary whose functional currency is not USD are translated into USD, in accordance with ASC Topic 830, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

The exchanges rates used for translation from HKD to USD was 7.8, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2025, 2024 and 2023.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, deposits, accounts payable and finance lease liabilities.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash at banks, accounts receivable, contract assets, deposits, accounts payable, finance lease liabilities and accrued expenses approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 due to their short-term nature.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2024.

Cash at banks

Cash at banks consist of cash held in banks. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount from HKD500,000 increased to HKD800,000 with effect from October 1, 2024. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expects to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

Measurement of credit losses on financial instruments

Effective April 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The Company assessed that the impact of adoption of ASU 2016-13 was approximately USD76,539 as at April 1, 2023, which represented credit losses on accounts receivable and contract assets of USD19,757 and USD56,782 respectively. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Inventory

The Company does not keep any inventory. Generally, the Company orders materials based on each project’s progress and the materials are delivered to the worksites by the suppliers.

Leases

On April 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of April 1, 2020 as the date of initial application. The adoption of Topic 842 resulted in the presentation of right-of-use assets — finance lease and finance lease liabilities on the consolidated balance sheet.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b)	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c)	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d)	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e)	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

The Company’s accounting for finance leases, previously referred to as “capital leases” under prior guidance, remained substantially unchanged with the adoption of ASC 842. Finance leases are included in plant and equipment, net and as current and non-current financing lease liabilities in the Company’s consolidated balance sheets.

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term, operating leases are recognized as ROU and lease liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset — operating lease on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense is recognized on a straight-line basis over the lease term and are included in the consolidated statements of operations and comprehensive income.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2025, 2024 and 2023.

Plant and equipment, net

Plant and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Equipment	3.3 years
Motor vehicles	5 years
Furniture and fixture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Substructure services

The Company performs a majority of foundation works under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Substructure services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provides.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include substructure services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

The Company engages in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. The Company acts as the principal for such transactions as it controls the substructure services before it is transferred to the customers after taking into consideration indicators such as the Company is primarily responsible for fulfilling the promise to perform the services in accordance with the contracts. When the Company satisfies the performance obligation, the Company recognizes substructure revenue in the gross amount of consideration to which the Company expects to be entitled as specified in the contracts.

Output measures such as substructure works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to progress certificates issued by customers depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects, the Company satisfies the performance obligation over time and therefore, the output method using substructure works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The typical contract length of the Company entered is ranged from 2 months to 26 months.

Contracted but not yet recognized revenue was approximately USD1,054,539 and USD4,086,086 as of March 31, 2025 and 2024, respectively.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change of orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred.

The Company generally provides limited warranties for work performed under its substructure contracts. The warranty periods typically extend for a limited duration of 24 months following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2025, 2024, and 2023.

Consultancy services

The Company provides consultancy services income of substructure works to its customers on a monthly basis within certain periods in accordance with respective contract. The Company recognizes consultancy services income over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606. Consultancy services income is recognized on a straight-line basis over the term of the contract.

Contract Assets and Contract Liabilities

Contract assets included retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled USD Nil, USD Nil and USD12,308 for the years ended March 31, 2025, 2024 and 2023, respectively.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs, direct labor costs and overhead costs that are directly attributable to services provided.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses.

Employee benefits

Short term employee benefits and contributions to defined contribution retirement plans

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Obligations for contributions to defined contribution retirement plans are expensed as the related service is provided.

Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets are limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the consolidated balance sheets represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out a comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

Income Tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of March 31, 2025, and 2024. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Income Taxes

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”).

ASU 2023-09 requires enhanced disclosures rounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold.

Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company for annual periods beginning April 1, 2025 on a prospective basis, with retrospective application permitted for all prior periods presented. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires enhanced disclosures surrounding reportable segments, particularly (i) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported measure(s) of a segment’s profit and loss and (ii) other segment items that reconcile segment revenue and significant expenses to the reported measure(s) of a segment’s profit and loss, both on an annual and interim basis. Companies are also required to provide all annual disclosures currently required under Topic 280 in interim periods, in addition to disclosing the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit and loss in assessing segment performance and allocating resources. The standard is effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning April 1, 2025, with updates applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This guidance requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. While permitted, the Company does not plan to early adopt this guidance. The guidance may be applied either prospectively or retrospectively. The adoption of this ASU will not have a material impact on our Consolidated Financial Statements as the guidance relates only to disclosure.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Accounts receivable	1,659,811	2,499,395
Less: allowance for expected credit loss	(28,287)	(10,248)
Accounts receivable, net	1,631,524	2,489,147

The movement of allowance for expected credit loss of accounts receivable, net are as follows:

	As of March 31,
	2025	2024
	USD	USD
Balance at beginning of the year	10,248	10,933
Addition / (reversal) during the year	18,039	(685)
Balance at end of the year	28,287	10,248

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

4. Contract Assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets, net consisted of the following as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Contract assets:
Retainage included in contract assets due to being conditional on something other than solely passage of time	355,344	245,913
Less: allowance for expected credit loss	(33,384)	(10,318)
Contract assets, net	321,960	235,595

Contract assets, current	48,451	78,303
Contract assets, non-current	273,509	157,292

The movement of retainage before net of allowance for expected credit loss is as follows:

	As of March 31,
	2025	2024
	USD	USD
Balance at beginning of the year	245,913	123,579
Increase as a result of changes in progress of ongoing projects	133,450	130,616
Reclassified to accounts receivable as payment becomes unconditional	(24,019)	(8,282)
Balance at end of the year	355,344	245,913

The movement of allowance for expected credit loss of contract assets, net are as follows:

	As of March 31,
	2025	2024
	USD	USD
Balance at beginning of the year	10,318	4,526
Addition during the year	23,066	5,792
Balance at end of the year	33,384	10,318

The movement of contract liabilities is as follows:

	As of March 31,
	2025	2024
	USD	USD
Balance at beginning of the year	-	34,766
Advances received from customers	-	25,641
Revenue recognized	-	(60,407)
Balance at end of the year	-	-

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

5. Plant and equipment, net

Plant and equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
	USD	USD
Equipment	93,902	28,308
Motor vehicle	69,393	125,681
Furniture and fixture	9,176	9,176
Less: accumulated depreciation	(109,964)	(110,958)
Amount classified as non-current assets	62,507	52,207

Depreciation expenses of plant and equipment, net totaled USD30,786, USD18,557 and USD21,326 for the year ended March 31, 2025, 2024 and 2023, respectively.

During the year ended March 31, 2025, 2024 and 2023, no plant and equipment was impaired.

Included in plant and equipment, net were assets under finance leases of USD19,231, USD24,359 and USD25,456 as of March 31, 2025, 2024 and 2023, respectively. The amount of related depreciation expense related to assets under finance leases was USD5,128, USD6,232 and USD8,485 for the years ended March 31, 2025, 2024 and 2023, respectively.

6. Leases

The financed lease asset is included in plant and equipment, net. The following table shows finance lease liabilities, ROU assets — operating lease, operating lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Assets
Right-of-use assets – operating lease, net	5,894	28,914
	5,894	28,914
Liabilities
Finance lease liabilities, current	5,334	5,334
Finance lease liabilities, non-current	13,777	18,666
Weighted average remaining lease term (in years)	3.6	4.6
Weighted average discount rate (%)	4.0	4.0

Operating lease liabilities, current	5,943	21,231
Operating lease liabilities, non-current	-	5,943
Weighted average remaining lease term (in years)	0.3	1.3
Weighted average discount rate (%)	3.9	3.9

Information relating to financing and operating lease activities during the years ended March 31, 2025, 2024 and 2023 are as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Finance leases:
Depreciation of assets	5,128	6,232	8,485
Interest of finance lease liabilities	800	820	1,137
Total lease expenses	5,928	7,052	9,622

Operating lease:
Operating lease cost – straight line	23,020	22,160	22,536

Cash outflows related to finance leases:
Financing cash outflows – principal paid	5,334	33,910	8,645
Financing cash outflows – interests paid	800	820	1,137
	6,134	34,730	9,782

Cash outflows related to operating lease:
Operating cash outflows – rental paid	23,846	23,846	23,846

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

6. Leases (cont.)

Finance lease contracts are entered into for fixed term of 48-60 months, Lease terms are negotiated on an individual basis and contain different terms and conditions.

The Company has an operating lease for office space with lease terms of two years.

Maturities of lease payments under finance lease liabilities were as follows:

	As of March 31,
	2025	2024
	USD	USD
Year ending March 31,
2025	-	6,134
2026	6,134	6,134
2027	6,134	6,134
2028	6,134	6,134
2029	3,066	3,066
Total undiscounted finance lease payments	21,468	27,602
Less: imputed interest	(2,357)	(3,602)
Finance lease liabilities recognized in the Consolidated Balance Sheet	19,111	24,000

Maturities of lease payments under operating lease liabilities were as follows:

	As of March 31,
	2025	2024
	USD	USD
Year ending March 31,
2025	-	23,846
2026	5,962	5,962
Total undiscounted operating lease payments	5,962	29,808
Less: imputed interest	(19)	(2,634)
Operating lease liabilities recognized in the Consolidated Balance Sheet	5,943	27,174

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

7. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Trade payables	1,350,632	1,472,935
Total	1,350,632	1,472,935

8. Accrued Expenses

Components of accrued expenses are as follows as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Accruals for operating expenses:
– Staff costs	83,096	67,917
– Others	613,870	13,184
Total	696,966	81,101

9. PENSION COSTS

Defined contribution plan

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended March 31, 2025, 2024 and 2023, the contribution to the defined contribution plans was approximately USD29,549, USD18,167 and USD16,427, respectively.

Define benefit plan

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The defined benefit liabilities relate to government-mandated long-service payments. All full-time employees, including executive directors, are covered by program. An employee employed under a continuous contract for not less than five years is eligible for long service payments if the employee retires, resigns or is dismissed under qualifying conditions.

For the eligible employees to be retired, resigned or dismissed before May 1, 2025, long service payments are calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of HKD390,000 (USD50,000).

For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, long service payments are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-third of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of HKD390,000 (USD50,000).

The accrued benefit held in a mandatory provident fund scheme in respect of the employer’s contribution up to the end of employment that would be used to offset the pre-transition portion of long service payments is deemed the plan assets for the long-service payments.

The provision of long service payments under defined benefit plan was charge of USD2,572, credit of USD2,912 and charge of USD6,965 for the years ended March 31, 2025, 2024 and 2023, respectively.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

10. Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		For the years ended March 31,
		2025	2024	2023
		USD	USD	USD
Types of revenue	Point of recognition
Substructure services	Over-time	7,370,545	5,674,872	2,046,946
Consultancy services	Over-time	-	80,769	181,538
Total		7,370,545	5,755,641	2,228,484

As at March 31, 2025, the Company had remaining performance obligations under contracts with customers amounted to USD1,054,539 (2024: USD4,086,086). Revenue related to these obligations is expected to be recognized over the next 12 to 24 months as services are rendered.

11. Employee benefit plans

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Salaries, bonus, allowances and benefits in kind	979,775	681,084	638,437
Retirement benefits	29,549	18,167	16,427
Provision for long service payments	2,572	(2,912)	6,965
	1,011,896	696,339	661,829

12. Income Taxes

Cayman Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The components of the income tax expense (benefit) are as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	276,574	230,304	7,108

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	(5,903)	(47,237)	33,653
Total	270,671	183,067	40,761

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2025	2024
	USD	USD
Deferred tax assets
Provision for allowance of credit losses	10,176	3,394
Long service payment obligation	1,093	669
	11,269	4,063
Deferred tax liabilities
Plant and equipment, net	(4,165)	(2,862)
	(4,165)	(2,862)
Deferred tax assets / (liabilities), net	7,104	1,201

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

12. Income Taxes (cont.)

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended March 31, 2025, 2024 and 2023 are as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Income before income taxes	1,296,989	1,239,650	391,826
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	214,003	204,542	64,651

Reconciling items:
Tax effect of income that is not taxable*	(10)	(4)	(2,035)
Tax effect of expense that is not deductible	78,025	68	68
Effect of two-tier tax rate	(21,154)	(21,154)	(21,154)
Statutory tax deduction# (tax holiday)	(192)	(385)	(769)
Income tax expense	270,671	183,067	40,761

*	Income that is not taxable mainly consisted of the government subsidies which are non-taxable under Hong Kong income tax law.
#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HKD1,500 (2024: HKD3,000) for each business.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2025, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

13. Capital Stock

Ordinary Shares

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below, and was retroactively presented in prior periods.

Date	Events	Number of shares	Par value	Amount
August 9, 2024	Share issued upon incorporate	1	0.00001	0.00001

August 15, 2024	Share issued to sole shareholder	9,999	0.00001	0.09999
	Share issued and outstanding before reorganization	10,000	0.00001	0.1

September 24, 2024	Share issued to exchange for Winfield	16,090,000	0.00001	160.9

	Share issued and outstanding as of March 31, 2024*	16,100,000	0.00001	161
September 24, 2024	Share issued to four investors	3,900,000	0.00001	39
	Share issued and outstanding as of March 31, 2025	20,000,000	0.00001	200

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (see Note 1).

14. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

	For the year ended March 31,
	2025	2024	2023
Numerator
Net income attributable to the Company’s shareholders basic and diluted	1,026,318	1,056,583	351,065

Denominator
Weighted average number of ordinary shares outstanding – basic and diluted *	18,119,452	16,100,000	16,100,000

Earnings per share – basic and diluted	0.06	0.07	0.02

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (see Note 1).

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

15. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Mr. Chi Kin Kelvin Yeung, a director of the Company.

(b) Tak Wan Construction & Drilling Co., Limited, Mr. Shing Wai Wong (a director of the Operating Subsidiary) was a common director between April 2023 and July 2024.

a. Due to related parties

As of March 31, 2025 and 2024, the balances of amounts due to a related party were as follows:

	As of March 31,
	2025	2024
	USD	USD
Due to a related party
Mr. Chi Kin Kelvin Yeung (a)	157,257	164,057

Total(1)	157,257	164,057

(1)	The balance represented the advances from a director. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Substructure service revenue from a related party
Tak Wan Construction & Drilling Co., Limited (b)	-	60,407	—
Total	-	60,407	—

Repayment to a related party
Mr. Chi Kin Kelvin Yeung (a)	6,700	230,769	186,073

Total	6,700	230,769	186,073

16. Commitments and Contingencies

Commitments

Other than disclosed in Note 6, the Company did not have any other significant capital and commitments as of March 31 2025 and 2024.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of March 31, 2025 and 2024, the Company has estimated its long service payment to be HKD51,674 (USD6,625) and HKD31,610 (USD4,053), respectively. The provision for long service payment as of March 31, 2025 and 2024 has been reflected in the consolidated balance sheets as “long service payments obligation” under non-current liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2025 and 2024, the Company is not a party to any material legal or administrative proceedings.

17. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2025, 2024 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing foundation works and other foundation related ancillary works to its customers in Hong Kong.

18. Subsequent Events

The Company has assessed all events from March 31, 2025, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

The Company completed its initial public offering on the NASDAQ on April 25, 2025, issuing 1,600,000 ordinary shares at a price of US$4.0 per share. The initial public offering closed on April 28, 2025, with gross proceeds totaling US$6,000,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 25, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “PHOE”.

