Form 20-F
period 2026-03-31
Phoenix Asia Holdings Ltd
filed 2026-08-14
CIK 2035709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,600,000 Ordinary Shares as of March 31, 2026.

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

ii

Introduction

We are an exempted company with limited liabilities incorporated under the laws of the Cayman Islands on August 9, 2024. We operate as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Winfield Engineering (Hong Kong) Limited. We mainly engage in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. To a lesser extent, we also provide other construction services such as structural steelworks. We mostly undertake substructure works in the role of subcontractor for the fiscal years ended March 31, 2026, 2025 and 2024.

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

For the fiscal years ended March 31, 2026, 2025 and 2024, the majority of our revenue was derived from substructure projects in Hong Kong. To a lesser extent, we also provide advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis. The future development of the civil engineering industry and the availability of substructure projects in Hong Kong largely depend on the continued development of infrastructure by the Government of Hong Kong. The nature, extent and timing of available substructure projects will be determined by an interplay of a variety of factors, including the Government’s policies on the infrastructure development in Hong Kong, its land supply and public housing policy, the investment and budget of the Government of Hong Kong and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of substructure projects in Hong Kong.

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

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2026, 2025 and 2024, we secured new businesses mainly through invitations for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

For the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from substructure and other construction services was approximately US$7.2 million, USD7.4 million and USD5.8 million, respectively. Our revenue is typically derived from projects, with each contract sum being determined with reference to tender price that are formulated based on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the type of services required; (ii) market trend of the price of the materials and subcontracting services required; (iii) particular technical difficulties of the project; (iv) the complexity and the location of the project; (v) the estimated quantity and type of equipment required; (vi) the completion time requested by our customers; and (vii) the availability of human and financial resources. For advisory services and supervision services, the monthly charge is typically determined with reference to a mark-up over our estimated costs, taking into consideration (i) the manpower required; (ii) the length of the project; and (iii) the estimated difficulty and time-required. We will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If we fail to keep the costs within the initial budget, our business operation and financial results may be adversely affected.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal years ended March 31, 2026, 2025 and 2024.

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

During the fiscal years ended March 31, 2026, 2025 and 2024, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the fiscal years ended March 31, 2026, 2025 and 2024 accounted for approximately 97.0%, 93.7%, and 93.4% of our revenue in the corresponding periods, respectively. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

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

Our backlog consists of the remaining unearned revenue on awarded contracts. We include in our backlog estimates of the amount of consideration to be received and such estimated value is generally firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion bonuses. Substantially all of the contracts in our backlog may be cancelled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are cancelled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

Mr. Chi Kin Kelvin Yeung, our Chairman and Chief Executive Officer, through Phoenix Prosperity Investment Limited, beneficially owns and controls 16,100,000 Ordinary Shares that correspond to 80.50% of the aggregate voting power as of March 31, 2026 and 74.54% of the aggregate voting power after our initial public offering in April 2025. Mr. Yeung will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

The civil engineering industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HKD43.1 per hour (i.e. approximately USD5.5) (effective from May 1, 2026)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

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

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements as of March 31, 2024, we identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have appointed independent directors, established an audit committee and strengthened corporate governance after the initial public offering. We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including hiring more qualified staff to fill up the key roles in the operations. However, as of March 31, 2026, we believe our internal controls over financial reporting is still ineffective. The material weaknesses identified related to (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines; and (iv) we have limited precision in management’s review of the CECL allowance calculation, particularly in assessing key assumptions, underlying data and calculations. Our management intend to take the necessary steps to remediate the underlying causes of the material weakness, including (i) hiring of additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; (ii) Hiring of qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where management can improve their overall internal control over financial reporting function, and to assist the Company in implementing improvements where necessary; (iii) clearly define the roles and responsibilities of individuals involved in the review and approval process to ensure adequate segregation of duties; (iv) set up a formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines; and (v) strengthen review procedures and documentation to support the reasonableness and accuracy of the CECL calculation and facilitate timely identification of potential errors.

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

For the three years ended March 31, 2026, our revenue mainly derived from substructure services in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein; (v) Nasdaq Marketplace Rule 5605(b) on requiring the board to comprise of a majority of independent directors or and schedule regular meetings at which only independent directors are present; (vi) Nasdaq Marketplace Rule 5605€ which requires director nominees to be selected by independent directors or a nominations committee comprising solely of independent directors; and Nasdaq Marketplace Rule 5620(a) and (b) which require the Company to hold an annual general meeting no later than one year after the end of the fiscal year end and solicit proxies and provide proxy statements for all meetings of shareholders. Save as disclosed, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein; (v) Nasdaq Marketplace Rule 5605(b) on requiring the board to comprise of a majority of independent directors or and schedule regular meetings at which only independent directors are present; (vi) Nasdaq Marketplace Rule 5605€ which requires director nominees to be selected by independent directors or a nominations committee comprising solely of independent directors; and Nasdaq Marketplace Rule 5620(a) and (b) which require the Company to hold an annual general meeting no later than one year after the end of the fiscal year end and solicit proxies and provide proxy statements for all meetings of shareholders. Save as disclosed, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies To the extent we choose to follow other home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

As at the date of this annual report, except Ms. Yu Gao who is based in the PRC, our chairman and chief executive officer, Mr. Chi Kin Kelvin Yeung, chief financial officer, Mr. Hoi Ki Leung, and all members of the board of directors of Phoenix Asia Holdings Limited, including Ms. Yafei Xie, Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, Dr. Chun Ming Tommy Yip and Ms. Yaqiao Xie, are based in Hong Kong. All of our directors and officers are nationals of Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

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

On June 10, 2025, the Audit Committee of the Board accepted the resignation of ARK Pro CPA & Co (“ARK Pro”) as its independent registered public accounting firm, effective immediately. ARK Pro had served as the Company’s independent registered public accounting firm since July 12, 2024. On June 10, 2025, the Audit Committee approved the appointment of J&S Associate PLT (“J&S”) as Phoenix Asia’s independent registered public accounting firm, effective immediately. The services previously provided by ARK Pro will be provided by J&S, effective as of June 10, 2025.

On September 2 2025, the Board approved the appointment of Ms. Yu Gao as a director of the Company, effective September 2, 2025. Ms. Gao accepted the position. Pursuant to the director agreement between Ms. Gao and the Company, Ms. Gao shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the amended and restated memorandum and the amended and restated articles of association of the Company, or any applicable laws, rules, or regulations.

On October 31, 2025, the Board approved the appointment of Ms. Yafei Xie, as a non-independent director of the Company and Ms. Yaqiao Xie, as an independent director of the Company, effective October 31, 2025. Ms. Yafei Xie and Ms. Yaqiao Xie accepted the positions. Pursuant to the director agreement between Ms. Yafei Xie and Ms. Yaqiao Xie with the Company, Ms. Yafei Xie and Ms. Yaqiao Xie shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the amended and restated memorandum and the amended and restated articles of association of the Company, or any applicable laws, rules, or regulations. Ms. Yaqiao Xie will also serve as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Company.

On May 4, 2026, the Company entered into a stock acquisition agreement (the “Stock Acquisition Agreement”) with (i) ACEA Pharma, Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Target Company”); and (ii) ACEA Therapeutics, Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Transferor”). The Transferor holds 100% of the equity interests of Target Company (the “Company Shares”). The Target Company is a clinical stage pharmaceutical company with a diverse product portfolio to address unmet medical needs in cancer, autoimmune disease, and Covid-19. Pursuant to the Stock Acquisition Agreement, at the Closing (as defined in the Stock Acquisition Agreement), the Company shall acquire all the issued and outstanding equity interests of the Target Company from the Transferor in exchange for the issuance by the Company to Transferor of 100,000,000 newly-issued ordinary shares of the Company, the value of which was as agreed by the parties to be $1,000,000,000.00.

The closing of the Stock Acquisition Agreement is subject to the satisfaction of the customary closing conditions and the receipt of all necessary regulatory approvals, including without limitation, that (i) all applicable waiting periods (and any extensions thereof) under the Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all other applicable antitrust or merger control laws shall have expired or otherwise been terminated and (ii) the receipt of any approval, clearance, confirmation, or other determination from Nasdaq to the extent required in connection with the transactions contemplated by the Stock Acquisition Agreement (including with respect to any reverse merger, reverse takeover, change of control or similar review). As of the date of this annual report, the transaction has not been completed.

On May 4, 2026, the Company issued a convertible promissory note in favor of Phoenix Prosperity Investment Limited, a limited liability entity organized under the laws of the British Virgin Islands and the controlling shareholder of the Company (the “Holder”) with a principal sum of $20,000,000.00 (the “Note”). The Note has been issued as consideration for bona fide advisory and transaction support services provided by the Holder to the Company. The Note matures on the third anniversary of the date of issuance (subject to provisions regarding acceleration and voluntary conversion), does not accrue interest, and is convertible into ordinary shares of the Company at a conversion price of $10.00 per share. The issuance of the Note and the shares issuable upon its conversion is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption to registration provided under Regulation S promulgated under the Securities Act.

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

For the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from substructure services was approximately USD7.2 million, USD7.4 million and USD5.8 million, respectively. The number of customers with revenue contribution to us was 12 for the fiscal year ended March 31, 2026, 15 for the fiscal year ended March 31, 2025 and 11 for the fiscal year ended March 31, 2024.

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

Acquire innovative machinery to enhance productivity and our service capacity

We rely on the use of different types of machinery for our projects. As at March 31, 2026, we possessed drilling rigs and water pumps. We believe that a larger fleet of machinery will enable us to (i) enhance our flexibility to deploy our resources more efficiently; (ii) enhance our capability in undertaking large-scale projects that require a bigger fleet of machinery; (iii) lower machinery rental expenses; and (iv) improve our capability in addressing technical difficulties that would not be possible without the relevant machinery.

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

Our Services

We, through our Operating Subsidiary, are mainly engaged in public sector and private sector projects in Hong Kong. Public sector projects generally refer to projects which the ultimate project owner is the Government of Hong Kong or statutory body, while private sector projects generally refer to projects which the ultimate project owner is a private entity such as a private property developer. For each of the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from substructure and other construction services was approximately USD7.2 million, USD7.4 million and USD5.8 million, respectively.

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

The following tables set forth the breakdown of our revenue by project sectors for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal years ended March 31
	2026		2025		2024
	Revenue USD	% of Total Revenue	Revenue USD	% of Total Revenue	Revenue USD	% of Total Revenue
Public	2,269,996	31.5	6,114,652	83.0	4,625,386	80.4
Private	4,935,753	68.5	1,255,893	17.0	1,130,255	19.6
Total	7,205,749	100.0	7,370,545	100.0	5,755,641	100.0

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

Customers

Our customers may be the project owner of the construction project or its consultants, main contractor of subcontractor of the relevant projects. The number of customers with revenue contribution to us was 12 for the fiscal year ended March 31, 2026, 15 for the fiscal year ended March 31, 2025 and 11 for the fiscal year ended March 31, 2024. The total revenue attributable to our five largest customers in aggregate accounted for approximately 97.0%, 93.7% and 93.4% of the total revenue for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

In the fiscal year ended March 31, 2026, our top five customers, all being construction contractors in Hong Kong, accounted for 57.7%, 15.4%, 9.5%, 8.7% and 5.7% of our total revenue, respectively. In the fiscal year ended March 31, 2025, our top five customers, all being construction contractors in Hong Kong, accounted for 50.4%, 25.5%, 9.9%, 5.5% and 2.4% of our total revenue, respectively. In the fiscal year ended March 31, 2024, our top five customers, all being construction contractors in Hong Kong, accounted for 40.9%, 21.4%, 17.1%, 11.1% and 2.9% of our total revenue, respectively. We undertake substructure projects on a project-by-project basis and do not enter into any long-term contracts with any one customer. To a lesser extent, we also provide advisory services and supervision services to our customers in our substructure projects and charge on a monthly basis.

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

Our five largest suppliers accounted for approximately 76.3%, 76.3% and 66.5% of our cost of revenue for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

Machinery

We rely on the use of different types of machinery for our projects. As at March 31, 2026, we possessed three drilling rigs. We generally deploy these machinery for the use of our employees and our subcontractors in our project. We may from time to time lease certain equipment from rental service providers, depending on the equipment required for the particular projects.

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

Insurance

We undertook projects primarily in the role of subcontractors for the fiscal years ended March 31, 2026, 2025 and 2024. In these projects, the main contractors are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risk insurance for the entirety of the project team, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site. For projects that we act as main contractor, we are responsible for maintaining the above insurance.

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

Employees

As of March 31, 2026, we employed a total of 32 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	2
Project supervision	1
Quantity surveyors	1
Finance and administration	1
Site workers	27
Total	32

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

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2026, 2025 and 2024 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

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

5.A. Operating Results

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Non-recurrent nature of our projects

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2026, 2025 and 2024, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

Our ability to fulfil backlog orders

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

The following table shows a reconciliation of our backlog as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	USD	USD
Contract revenues on uncompleted contracts at the beginning of the year	1,054,539	4,086,086
New contracts awarded during the year	985,137	301,165
Contract adjustment	12,644,445	4,037,833
Contracts revenue recognized for the year	(7,205,749)	(7,370,545)
Backlog at the end of the year	7,478,372	1,054539

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

Critical Accounting Policies and Estimates

The Company does not have critical accounting estimates.

Summary of Results of Operations

Comparison of Years Ended March 31, 2026 and 2025

The following table sets forth key components of our results of operations for the years ended March 31, 2026 and 2025. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2026	2025	Amount	%
	USD	USD	USD
Revenue	7,205,749	7,370,545	(164,796)	(2.2)%
Cost of revenue	(6,876,093)	(5,194,697)	(1,681,396)	32.4%
Gross profit	329,656	2,175,848	(1,846,192)	(84.8)%

Operating expenses
General and administrative expenses	(1,539,572)	(878,189)	(661,383)	75.3%
Total operating expenses	(1,539,572)	(878,189)	(661,383)	75.3%

(Loss) / income from operations	(1,209,916)	1,297,659	(2,507,575)	(193.2)%
Other (expense) / income
Interest expense, net	(2,481)	(733)	(1,748)	238.5%
Other income	9,052	63	8,989	14,268.3%
Other (expense) / income, net	6,571	(670	7,241	(1,080.7)%

(Loss) / income before tax expense	(1,203,345)	1,296,989	(2,500,334)	(192.8)%
Income tax expense	2,385	(270,671)	273,056	(100.9)%
Net (loss) / income and total comprehensive income	(1,200,960)	1,026,318	(2,227,278)	(217.0)%

Revenue

Our revenue was USD7,205,749 for the year ended March 31, 2026 as compared to USD7,370,545 for the year ended March 31, 2025, representing an decrease of approximately USD164,796, or approximately 2.2%. The decrease in our revenue was mainly driven by the number of our projects contributed revenue decreased from 27 for the year ended March 31, 2025 to 13 for the year ended March 31, 2026.

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

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31,		Changes
	2026	2025	Amount	%
	USD	USD	USD
Revenue
Public	2,269,996	6,114,652	(3,844,656)	(62.9)%
Private	4,935,753	1,255,893	3,679,860	293.0%
Total revenue	7,205,749	7,370,545	(164,796)	(2.2)%

Our revenue from public sector projects was USD2,269,996 for the year ended March 31, 2026 as compared to USD6,114,652 for the year ended March 31, 2025, representing a decrease of approximately USD3,844,656, or approximately 62.9%. The decrease in revenue from public sector projects was mainly attributable to the number of our public sector projects decreased from 10 for the year ended March 31, 2025 to 5 for the year ended March 31, 2026.

Our revenue from private sector projects was USD4,935,753 for the year ended March 31, 2026 as compared to USD1,255,893 for the year ended March 31, 2025, representing an increase of approximately USD3,679,860, or approximately 293.0%. The increase in revenue from private sector projects was mainly attributable to increase in scope of works of existing private sector projects.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2026 and 2025:

	For the years ended March 31,		Changes
	2026	202	Amount	%
	USD	USD
Cost of revenue
Subcontracting costs	5,861,262	4,143,648	1,717,614	41.5%
Material costs	10,445	95,490	(85,045)	(89.1)%
Direct labor costs	881,088	899,654	(18,566)	(2.1%
Overhead costs	123,298	55,905	67,393	120.5%
Total cost of revenue	6,876,093	5,194,697	1,681,396	32.4%

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as machine rental that are directly attributable to services provided. We incurred cost of revenue of USD6,876,093 for the year ended March 31, 2026, as compared to USD5,194,697 for the year ended March 31, 2025, representing an increase of approximately USD1,681,396, or approximately 32.4%. The increase was mainly due to extra subcontracting costs required for certain projects, our subcontracting costs increased by approximately 41.5% for the year ended March 31, 2026, as compared to the year ended March 31, 2025.

Gross profit and gross profit margin

Our total gross profit was USD329,656 for the year ended March 31, 2026, as compared to USD2,175,848 for the year ended March 31, 2025, a decrease of USD1,846,192, or 84.8%. The decrease in total gross profit was mainly attributable to the increase in subcontracting costs for the year ended March 31, 2026, as compared to the year ended March 31, 2025 as discussed above. Our gross profit margin decreased to 4.6% for the year ended March 31, 2026, as compared to 29.5% for the year ended March 31, 2025, such decrease is explained in the following paragraph.

Our gross profit and gross profit margin by project sector are summarized as follows:

	For the years ended March 31,				Changes
	2026		2025		Amount		%
Public sector projects
Gross profit	USD	181,502	USD	1,787,230	USD	(1,605,728)	(89.8)%
Gross profit margin		8.0%		29.2%		(21.2)%

Private sector projects
Gross profit	USD	148,154	USD	388,618	USD	(240,464)	(61.9)%
Gross profit margin		3.0%		30.9%		(27.9)%

Total
Gross profit	USD	329,656	USD	2,175,848	USD	(1,846,192)	(84.8)%
Gross profit margin		4.6%		29.5%		(24.9)%

Our gross profit from public sector projects was USD181,502 for the year ended March 31, 2026, as compared to USD1,787,230 for the year ended March 31, 2025, a decrease of USD1,605,728, or 89.8%. Our gross profit margin from public sector projects decreased from 29.2% for the year ended March 31, 2025 to 8.0% for the year ended March 31, 2026. The decrease in gross profit with higher gross profit margin from public sector projects was mainly because we have relatively lower mark up for one of our sizable public sector projects when performing variation orders as requested by the customers for this project during the year ended March 31, 2026.

Our gross profit from private sector projects was USD148,154 for the year ended March 31, 2026, as compared to USD388,618 for the year ended March 31, 2025, a decrease of USD240,464, or 61.9%. Our gross profit margin from private sector projects decreased from 30.9% for the year ended March 31, 2025 to 3.0% for the year ended March 31, 2026, which was mainly we have relatively lower mark up for one of our sizable public sector projects required extra subcontracting costs.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office rental expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of USD1,539,572 for the year ended March 31, 2026, as compared to USD878,189 for the year ended March 31, 2025, an increase of USD661,383, or 75.3%. The increase was mainly due to the increase in professional fees, salaries and business entertainment.

Other (expense) income

Other (expense) income mainly included interest expense and other income.

We incurred interest expense of USD2,481 for the year ended March 31, 2026, as compared to USD733 for the year ended March 31, 2025, an increase of USD1,748, or 238.5%. The increase was mainly due to the increase in our average lease balance during the year ended March 31, 2026.

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

Our one indirectly wholly-owned subsidiary, Winfield Engineering (Hong Kong) Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HKD2,000,000 (USD256,410), and 16.5% on any part of assessable profits over HKD2,000,000 (USD256,410). For the year ended March 31, 2026, our Group did not have assessable profits in Hong Kong. For the year ended March 31, 2025, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax credit of USD2,385 for the year ended March 31, 2026, as compared to expense of USD270,671 for the year ended March 31, 2025, a decrease of USD273,056, or 100.9%, mainly due to the loss before taxation incurred as a result of the decrease in revenue and gross profit as discussed above.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive loss income of USD1,200,960 for the year ended March 31, 2026, as compared to income of USD1,026,318 for the year ended March 31, 2025, a decrease of USD2,227,278 or 217.0%. Such decrease was mainly attributable to the decrease in gross profit and increase in general and administrative expenses as discussed above.

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

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of USD1,026,318 for the year ended March 31, 2025, as compared to USD1,056,583 for the year ended March 31, 2024, a decrease of USD30,265 or 2.9%. Such decrease was mainly attributable to the net impact of increase in gross profit and increase in general and administrative expenses as discussed above.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2026	2025
	USD	USD
Assets
Current assets
Cash at banks	892,525	2,376,362
Accounts receivable, net	4,618,433	1,631,524
Contract assets, net	183,809	48,451
Deferred offering cost	-	947,587
Deposits and prepayments	402,393	16,782
Total current assets	6,097,160	5,020,706

Non-current assets
Plant and equipment, net	34,108	62,507
Right-of-use assets - operating lease	51,518	5,894
Contract assets, net	220,766	273,509
Prepayments	910,293	-
Deferred tax assets	9,489	7,104
Total non-current assets	1,226,174	349,014
Total assets	7,323,334	5,369,720

Liabilities
Current liabilities
Accounts payable	569,552	1,350,632
Finance lease liabilities	5,334	5,334
Operating lease liabilities	22,357	5,943
Due to a director	39,767	157,257
Accrued expenses	238,419	696,966
Income tax payable	240,972	23,060
Total current liabilities	1,116,401	2,239,192

Non-current liabilities
Operating lease liabilities	29,161	-
Finance lease liabilities	8,443	13,777
Long service payments obligation	10,781	6,625
Total non-current liabilities	48,385	20,402
Total liabilities	1,164,786	2,259,594

Shareholders’ equity
Ordinary shares, 5,000,000,000 shares authorized; USD0.00001 par value, 21,600,000 and 20,000,000 shares issued and outstanding, as of March 31, 2026 and 2025, respectively*	216	200
Subscription receivable	-	-
Additional paid in capital	4,624,430	375,064
Retained earnings	1,533,902	2,734,862
Total shareholders’ equity	6,158,548	3,110,126
Total liabilities and shareholders’ equity	7,323,334	5,369,720

Cash and cash equivalents

Our cash and cash equivalents decreased from USD2,376,362 as of March 31, 2025 to USD892,525 as of March 31, 2026. The decrease mainly resulted from our business operations.

Accounts receivable, net

Our accounts receivable, net increased from USD1,631,524 as of March 31, 2025 to USD4,618,433 as of March 31, 2026, which was mainly due to the fluctuation of the amounts we received from different customers as at the respective reporting dates.

Contract assets, net

Our contract assets increased from USD321,960 as of March 31, 2025 to USD404,575 as of March 31, 2026, mainly due to the increase of retention receivable amount arising from the completion of certain projects for year ended March 31, 2026.

Due to a director

For the year ended March 31, 2026 and 2025, the balance of due to a director represented the advances from a director.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable decreased from USD1,350,632 as of March 31, 2025 to USD569,552 as of March 31, 2026, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as at the respective reporting dates.

Finance lease liabilities

As of March 31, 2026 and 2025, we had finance lease liabilities of USD13,777 and USD19,111, respectively. The decrease in our finance lease liabilities as of March 31, 2026 was mainly due to the repayment of principal.

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

As of March 31, 2026 and 2025, we had USD892,525 and USD2,376,362 in cash respectively. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

We believe that our current cash balance and cash generated from our operations will be sufficient to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of debt securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Operating activities:
Net (loss)/income	(1,200,960)	1,026,318	1,056,583
Adjustments:
Depreciation of plant and equipment	28,399	30,786	18,557
Amortization of right-of-use assets – operating lease	22,116	23,020	22,160
Gain on disposal of plant and equipment	-	-	(6,410)
Expected credit loss allowance of contract assets	(6,446)	23,066	5,792
Expected credit loss allowance of accounts receivable	(214)	18,039	(685)
Long service payment (non-cash)	4,156	2,572	(2,912)
Deferred tax	(2,385)	(5,903)	(47,237)
Change in working capital items:
Change in accounts receivable	(2,986,695)	839,583	(1,491,327)
Change in contract assets	(76,169)	(109,430)	(122,335)
Change in deposits and prepayments	(1,295,904)	(10,128)	1,282
Change in deferred offering cost	947,587	(947,587)	-
Change in accounts payable	(781,080)	(122,303)	1,124,290
Change in contract liabilities	-	-	(34,766)
Change in operating lease liabilities	(22,165)	2,615	(11,796)
Change in income tax payable	217,912	(199,369)	197,581
Change in amount due to a director	(117,390)	(6,700)	(230,769)
Change in accrued expenses	(458,547)	615,865	62,324
Cash (used in)/generated from operating activities	(5,727,785)	1,180,444	540,332

Investing activities:
Acquisition for plant and equipment	-	(41,086)	-
Proceeds from disposal of plant and equipment	-	-	6,410
Cash (used in) / generated from investing activities	-	(41,086)	6,410

Financing activities:
Issuance of ordinary shares	4,249,282	375,161	-
Principal payments for finance lease liabilities	(5,334)	(28,735)	(33,910)
Cash generated from/(used in) financing activities	4,243,948	346,426	(33,910)

Net (decrease)/increase in cash at banks	(1,483,837)	1,485,784	512,832

Cash at banks as of beginning of the year	2,376,362	890,578	377,746

Cash at banks as of the end of the year	892,525	2,376,362	890,578

Supplementary Cash Flows Information
Cash paid for income tax	-	(475,943)	(32,725)

Cash paid for interest	(800)	(800)	(820)

Supplemental of Non-Cash Financing Activities
Lease liabilities arising from obtaining right-of-use assets	-	-	25,641
Issuance of ordinary shares in settlement of amount due to director	-	100	-

Supplemental of Non-Cash Operating Activities
Lease liabilities arising from obtaining right-of-use assets	-	-	-

Operating Activities

Our operating cash inflows are primarily derived from our revenue by undertaking substructure works in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs and direct labor costs, the purchase of materials, as well as other working capital needs.

Cash used in operating activities amounted to USD5,727,785 for the year ended March 31, 2026, mainly derived from (i) net loss of USD1,200,960 for the year ended March 31, 2026; (ii) the increase in accounts receivable by USD2,986,695; (iii) the increase in deposits and prepayments by USD1,295,904 and (iv) the decrease in accounts payable by USD781,080.

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

Investing Activities

There was no investing activity for the year ended March 31, 2026.

Cash used in investing activities amounted to USD41,086 for the year ended March 31, 2025, derived from purchase of equipment.

Cash provided by investing activities amounted to USD6,410 for the year ended March 31, 2024, mainly derived from the proceeds from disposal of plant and equipment.

Financing Activities

Cash provided by financing activities amounted to USD4,243,948 for the year ended March 31, 2026, which was mainly attributable to new shares issued for IPO.

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

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	USD	USD	USD	USD	USD
Finance lease liabilities(1)	15,334	6,134	6,134	3,066	-
Operating lease payments(2)	53,654	23,846	23,846	5,962	-
	68,988	29,980	29,980	9,028	-

(1)	As of March 31, 2026, our contractual obligation to repay outstanding finance leases totaled USD13,777.
(2)	We lease our office which is classified as operating lease in accordance with Topic 842. On June 16, 2025, we renewed the lease agreement for our office, with future lease payments totaled USD 71,538. As of March 31, 2026, our future lease payments totaled USD53,654.

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

As of March 31, 2026 and 2025, the Company has estimated its long service payment to be HKD84,091 (USD10,781) and HKD51,674 (USD6,625), respectively. The provision for long service payment as of March 31, 2026 and 2025 has been reflected in the consolidated balance sheets as “long service payments obligation” under non-current liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Capital Expenditures

For the year ended March 31, 2026, 2025 and 2024, we purchased plant and equipment of nil, USD41,086 and nil, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2026, and as of the date of this report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2026 or as of the date of this report.

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

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the fiscal year ended March 31, 2026.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Please refer to the Note 2 to the Consolidated Financial Statements for the details of significant accounting policies. The management has evaluated and determined that the Company do not have any critical accounting policies or estimates during the reporting period.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Chi Kin Kelvin, YEUNG	51	Chairman of the board and Chief Executive Officer
Hoi Ki, LEUNG	37	Chief Financial Officer
Yu, GAO	45	Director
Yafei, XIE	37	Director
Chi Hei, TSOI	38	Independent Director
Shing Yan, CHENG	51	Independent Director
Chun Ming Tommy, YIP	36	Independent Director
Yaqiao, XIE	37	Independent Director

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

Yu, GAO has served as a Director since September 2, 2025. Ms. Gao has over 15 years of experience in business administration. Since February 2023, Ms. Gao has been an executive director of Master Success International Investment Limited. From November 2017 to January 2024, Ms. Gao was a vice president and director of Beijing Ruibailing Technology Company Limited. From May 2007 to April 2015, Ms. Gao was a deputy general manager of Guangdong Century Qingshan Nickel Company Limited. Ms. Gao obtained a bachelor in journalism from the Communication University of China in 2008.

Yafei XIE has served as a Director since October 31, 2025. Ms. Xie has over 10 years of experience in the capital market. Since January 2025, Ms. Yafei Xie has been a register officer and executive partner of Glory Profit Capital Limited. Since 2021, Ms. Yafei Xie has been a part-time lecturer at HKU Institute for China Business. From February 2018 to December 2024, Ms. Yafei Xie was a registered officer and director of Royal Morgan Fund Management Co., Ltd. From May 2014 to December 2017, Ms. Yafei Xie was a supervisor of capital acquisition department of Zhuhai Huafa Group Co., Ltd. Ms. Yafei Xie obtained a bachelor of business administration from The London School of Economics and Political Science in 2012 and a master of management finance and accounting from the University of Leicester in 2013.

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

Yaqiao XIE has served as a Director since October 31, 2025. Ms. Xie has over 10 years of experience in business administration. From January 2020 to October 2025, Ms. Yaqiao Xie was the chief executive officer of Guangdong Xintou Co., Ltd. From October 2018 to May 2019, Ms. Yaqiao Xie was a general manager of Beijing Zhongke Residence Company. From August 2016 to December 2019, Ms. Yaqiao Xie was an administrative manager of Imperial Pacific International Holdings Limited. From January 2015 to July 2016, Ms. Yaqiao Xie was a consultant of Chun Yu Industrial Co. Ltd. Ms. Yaqiao graduated from the Hubei Water Conservancy and Hydropower Polytechnic College in 2010.

Family Relationship

There are no family relationships among our directors and executive officers.

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the year ended March 31, 2026, 2025 and 2024, we paid an aggregate compensation of HKD2,554,270 (approximately USD327,471), HKD1,504,800 (approximately USD192,923) and HKD1,351,800 (approximately USD173,308) to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein; (v) Nasdaq Marketplace Rule 5605(b) on requiring the board to comprise of a majority of independent directors or and schedule regular meetings at which only independent directors are present; (vi) Nasdaq Marketplace Rule 5605€ which requires director nominees to be selected by independent directors or a nominations committee comprising solely of independent directors; and Nasdaq Marketplace Rule 5620(a) and (b) which require the Company to hold an annual general meeting no later than one year after the end of the fiscal year end and solicit proxies and provide proxy statements for all meetings of shareholders. Save as disclosed above, we intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

Audit Committee. Our audit committee consists of Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, Dr. Chun Ming Tommy Yip and Ms. Yaqiao Xie. Mr. Chi Hei Tsoi is the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chi Hei Tsoi as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, Dr. Chun Ming Tommy Yip and Ms. Yaqiao Xie. Ms. Shing Yan Cheng is the chairperson of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Chi Hei Tsoi, Ms. Shing Yan Cheng, Dr. Chun Ming Tommy Yip and Ms. Yaqiao Xie. Dr. Chun Ming Tommy Yip is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of March 31, 2026, we employed a total of 32 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	2
Project supervision	1
Quantity surveyors	1
Finance and administration	1
Site workers	27
Total	32

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

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Chi Kin Kelvin, Yeung(1)	16,100,000	74.54
Hoi Ki, Leung	-	-
Yu, Gao	-	-
Yafei, Xie	-	-
Chi Hei, Tsoi	-	-
Shing Yan, Cheng	-	-
Chun Ming Tommy, Yip	-	-
Yaqiao Xie	-	-
All directors and executive officers as a group	16,100,000	74.54
5% or greater shareholders:
Phoenix Prosperity Investment Limited (1)	16,100,000	74.54

(1)	Phoenix Prosperity Investment Limited is owned as to 48% by Mr. Chi Kin Kelvin Yeung, our Chief Executive Officer and the Chairman of the Board.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions for the three years ended March 31, 2026 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements.

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2024, 2025 and 2026 and up to the date of this annual report:

The following is a list of related parties which the Company has transactions with:

(a) Chi Kin Kelvin, Yeung, a director of the Company.

(b) Tak Wan Construction & Drilling Co., Limited, Shing Wai, Wong, a director of our Operating Subsidiary, was a common director between April 2023 and July 2024. Mr. Shing Wai Wong ceased to be a director of Tak Wan Construction & Drilling Co., Limited effective July 2024.

a. Due to related parties

As of March 31, 2026, 2025 and 2024, the balances of amounts due to a related party were as follows:

	As of March 31,
	2026	2025	2024
	USD	USD	USD
Due to a related party
Chi Kin Kelvin, Yeung (a)	39,767	157,257	164,057
Total(1)	39,767	157,257	164,057

(1) The balance represented the advances from a director. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Substructure service revenue from a related party
Tak Wan Construction & Drilling Co., Limited (b)	-	-	60,407
Total	-	-	60,407

Repayment to a related party
Chi Kin Kelvin, Yeung (a)	103,205	6,700	230,769
Total	103,205	6,700	230,769

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

E. Dilution

Since our initial public offering, we have not issued any additional Ordinary Shares nor granted any options, convertible instruments, or other equity-linked securities. Accordingly, no dilution occurred during the fiscal year ended March 31, 2026, and there are no material dilution events to report as of the date of this annual report.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, contract assets, due from related party and life insurance policy, cash surrender value. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2026 and 2025, USD892,525 and USD2,376,362 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of USD102,564 (HKD800,000) starting from October 1, 2024. Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2026, 2025 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2026, (i) there were two customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) there was three suppliers accounted for over 10% of the total costs of revenue for that period.

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

As of March 31, 2026, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) one supplier which accounted for over 10% of the total consolidated accounts payable.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective. Notwithstanding our management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2026, due to the material weakness described below, we believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements included in this report, we identified several material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines and; (iv) we have limited precision in management’s review of the CECL allowance calculation, particularly in assessing key assumptions, underlying data and calculations.

Our management intend to take the necessary steps to remediate the underlying causes of the material weakness, including (i) hiring of additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; (ii) Hiring of qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where management can improve their overall internal control over financial reporting function, and to assist the Company in implementing improvements where necessary; (iii) clearly define the roles and responsibilities of individuals involved in the review and approval process to ensure adequate segregation of duties; (iv) set up a formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines; and (v) strengthen review procedures and documentation to support the reasonableness and accuracy of the CECL calculation and facilitate timely identification of potential errors.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which could harm the trading price of our Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended March 31, 2026 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

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

	Year Ended March 31, 2026	Year Ended March 31, 2025
	USD	USD
	(in thousands)	(in thousands)
Services
Audit Fees(1)
- ARK Pro CPA & Co	-	230
- J&S Associate PLT	150	150

Audit-Related Fees(2)
- ARK Pro CPA & Co	-	91
- J&S Associate PLT	-	-

Tax Fees(3)	-	-
Other Fees(4)	-	-
Total	150	471

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

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

Item 16G. Corporate Governance

We are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein; (v) Nasdaq Marketplace Rule 5605(b) on requiring the board to comprise of a majority of independent directors or and schedule regular meetings at which only independent directors are present; (vi) Nasdaq Marketplace Rule 5605€ which requires director nominees to be selected by independent directors or a nominations committee comprising solely of independent directors; and Nasdaq Marketplace Rule 5620(a) and (b) which require the Company to hold an annual general meeting no later than one year after the end of the fiscal year end and solicit proxies and provide proxy statements for all meetings of shareholders.

Save as disclosed, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

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

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
2.2*	Description of Securities
4.1	Underwriting Agreement dated April 24, 2025 between the Registrant and D. Boral Capital LLC, as representative of the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Registrant with the SEC on April 30, 2025)
4.2	Employment Agreement between the Registrant and Mr. Chi Kin Kelvin, YEUNG, Registrant’s director, Chief Executive Officer and Chairman of the Board (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
4.3	Employment Agreement between the Registrant and Mr. Hoi Ki, LEUNG, Registrant’s Chief Financial Officer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
4.4	Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
4.5	Tenancy Agreement of Workshop B14, 8/F, Block B Tonic Industrial Center, 19 Lam Hing Street Kowloon Bay, Hong Kong (incorporated by reference to Exhibit 4.5 to the Form 20-F filed by the Registrant with the SEC on August 12, 2025)
4.6	Form of Director Agreement and Indemnification Agreement between Phoenix Asia Holdings Limited and its director, Yu Gao (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.7	Form of Director Agreement and Indemnification Agreement between Phoenix Asia Holdings Limited and its director, Yafei Xie (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Registrant with the SEC on November 3, 2025)
4.8	Form of Independent Director Agreement and Indemnification Agreement between Phoenix Asia Holdings Limited and its director, Yaqiao Xie (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by the Registrant with the SEC on November 3, 2025)
4.9	Convertible Promissory Note by and between Phoenix Prosperity Investment Limited and Phoenix Asia Holdings Limited, dated May 4, 2026 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Registrant with the SEC on May 4, 2026)
4.10	Stock Acquisition Agreement by and among Phoenix Asia Holdings Limited, ACEA Pharma, Inc. and ACEA Therapeutics, Inc., dated May 4, 2026 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Registrant with the SEC on May 4, 2026)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on April 9, 2025)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Form 20-F filed by the Registrant with the SEC on August 12, 2025)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from ARK Pro CPA & Co dated June 10, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Registrant to the SEC on June 11, 2025)
15.2*	Consent of David Fong & Co.
97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Form 20-F filed by the Registrant with the SEC on August 12, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Phoenix Asia Holdings Limited

/s/ Chi Kin Kelvin Yeung
Chi Kin Kelvin Yeung
Chief Executive Officer and Director

Date: August 14, 2026

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Phoenix Asia Holdings Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Phoenix Asia Holding Limited and its subsidiaries (the ‘Company’) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Date: August 14, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Phoenix Asia Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined statements of operations, change in shareholders’ equity and cash flows of Phoenix Asia Holdings Limited and subsidiaries (“the Company”) for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

ARK Pro CPA & Co

We served as the Company’s auditor from 2024 to 2025.

Hong Kong, China

October 25, 2024

PCAOB ID: 3299

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Balance Sheets

	As of March 31,
	2026	2025
	USD	USD
Assets
Current assets
Cash at banks	892,525	2,376,362
Accounts receivable, net	4,618,433	1,631,524
Contract assets, net	183,809	48,451
Deferred offering cost	-	947,587
Deposits and prepayments	402,393	16,782
Total current assets	6,097,160	5,020,706

Non-current assets
Plant and equipment, net	34,108	62,507
Right-of-use assets - operating lease	51,518	5,894
Contract assets, net	220,766	273,509
Prepayments	910,293	-
Deferred tax assets	9,489	7,104
Total non-current assets	1,226,174	349,014
Total assets	7,323,334	5,369,720

Liabilities
Current liabilities
Accounts payable	569,552	1,350,632
Finance lease liabilities	5,334	5,334
Operating lease liabilities	22,357	5,943
Due to a director	39,767	157,257
Accrued expenses	238,419	696,966
Income tax payable	240,972	23,060
Total current liabilities	1,116,401	2,239,192

Non-current liabilities
Operating lease liabilities	29,161	-
Finance lease liabilities	8,443	13,777
Long service payments obligation	10,781	6,625
Total non-current liabilities	48,385	20,402
Total liabilities	1,164,786	2,259,594

Shareholders’ equity
Ordinary shares, 5,000,000,000 shares authorized; USD0.00001 par value, 21,600,000 and 20,000,000 shares issued and outstanding, as of March 31, 2026 and 2025, respectively*	216	200
Subscription receivable	-	-
Additional paid in capital	4,624,430	375,064
Retained earnings	1,533,902	2,734,862
Total shareholders’ equity	6,158,548	3,110,126
Total liabilities and shareholders’ equity	7,323,334	5,369,720

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Revenue	7,205,749	7,370,545	5,755,641
Cost of revenue	(6,876,093)	(5,194,697)	(4,271,468)
Gross profit	329,656	2,175,848	1,484,173

Operating expenses
General and administrative expenses	(1,539,572)	(878,189)	(251,493)
Total operating expenses	(1,539,572)	(878,189)	(251,493)

(Loss)/Income from operations	(1,209,916)	1,297,659	1,232,680

Other (expense)/income
Interest expense, net	(2,481)	(733)	(820)
Other income	9,052	63	7,790
Other (expense)/income, net	6,571	(670)	6,970

(Loss)/income before tax expense	(1,203,345)	1,296,989	1,239,650
Income tax expense	2,385	(270,671)	(183,067)
Net (loss)/income and total comprehensive (loss)/income	(1,200,960)	1,026,318	1,056,583

Net (loss)/income per share attributable to ordinary shareholders *
Basic and diluted	(0.06)	0.06	0.07

Weighted average number of ordinary shares used in computing net (loss)/income per share *
Basic and diluted	21,494,795	18,119,452	16,100,000

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares*	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2023	16,100,000	161	(161)	3	651,961	651,964
Net income for the year	-	-	-	-	1,056,583	1,056,583
Balance as of March 31, 2024	16,100,000	161	(161)	3	1,708,544	1,708,547

	Ordinary Shares			Additional		Total
	Number of shares*	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2024	16,100,000	161	(161)	3	1,708,544	1,708,547

Net income for the year	-	-	-	-	1,026,318	1,026,318
Issue of ordinary shares	3,900,000	39	161	375,061	-	375,261
Balance as of March 31, 2025	20,000,000	200	-	375,064	2,734,862	3,110,126

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2025	20,000,000	200	-	375,064	2,734,862	3,110,126

Net loss for the year	-	-	-	-	(1,200,960)	(1,200,960)
Issue of ordinary shares	1,600,000	16	-	4,249,366	-	4,249,382
Balance as of March 31, 2026	21,600,000	216	-	4,624,430	1,533,902	6,158,548

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (See Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix Asia Holdings Limited and its subsidiaries
Consolidated Statements of Cash Flows

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Operating activities:
Net (loss)/income	(1,200,960)	1,026,318	1,056,583
Adjustments:
Depreciation of plant and equipment	28,399	30,786	18,557
Amortization of right-of-use assets – operating lease	22,116	23,020	22,160
Gain on disposal of plant and equipment	-	-	(6,410)
Expected credit loss allowance of contract assets	(6,446)	23,066	5,792
Expected credit loss allowance of accounts receivable	(214)	18,039	(685)
Long service payment (non-cash)	4,156	2,572	(2,912)
Deferred tax	(2,385)	(5,903)	(47,237)
Changes in working capital items:
Change in accounts receivable	(2,986,695)	839,583	(1,491,327)
Change in contract assets	(76,169)	(109,430)	(122,335)
Change in deposits and prepayments	(1,295,904)	(10,128)	1,282
Change in deferred offering cost	947,587	(947,587)	-
Change in accounts payable	(781,080)	(122,303)	1,124,290
Change in contract liabilities	-	-	(34,766)
Change in operating lease liabilities	(22,165)	2,615	(11,796)
Change in income tax payable	217,912	(199,369)	197,581
Change in amount due to a director	(117,390)	(6,700)	(230,769)
Change in accrued expenses	(458,547)	615,865	62,324
Cash (used in)/generated from operating activities	(5,727,785)	1,180,444	540,332

Investing activities:
Acquisition for plant and equipment	-	(41,086)	-
Proceeds from disposal of plant and equipment	-	-	6,410
Cash (used in) / generated from investing activities	-	(41,086)	6,410

Financing activities:
Issuance of ordinary shares	4,249,282	375,161	-
Principal payments for finance lease liabilities	(5,334)	(28,735)	(33,910)
Cash generated from/(used in) financing activities	4,243,948	346,426	(33,910)

Net (decrease)/increase in cash at banks	(1,483,837)	1,485,784	512,832

Cash at banks as of beginning of the year	2,376,362	890,578	377,746

Cash at banks as of the end of the year	892,525	2,376,362	890,578

Supplementary Cash Flows Information
Cash paid for income tax	-	(475,943)	(32,725)

Cash paid for interest	(800)	(800)	(820)

Supplemental of Non-Cash Financing Activities
Lease liabilities arising from obtaining right-of-use assets	-	-	25,641
Issuance of ordinary shares in settlement of amount due to director	-	100	-

Supplemental of Non-Cash Operating Activities
Lease liabilities arising from obtaining right-of-use assets	-	-	-

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

The Company completed its initial public offering on the NASDAQ on April 25, 2025, issuing 1,600,000 ordinary shares at a price of US$4.0 per share. The initial public offering closed on April 28, 2025, with gross proceeds totaling US$6,400,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 25, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “PHOE”.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation and Combination

Throughout the years ended March 31, 2026 and 2025, the group entities were under the control of Mr. Chi Kin Kelvin, Yeung. Through a corporate reorganization, the Company became the holding company of the group companies. Accordingly, for the purpose of the preparation of the consolidated financial statements of the Company and its subsidiaries (the “Group”), the Company has been considered as the holding company of the group companies now comprising the Group throughout the years ended March 31, 2026, 2025 and 2024. The Group comprising the Company and its subsidiaries resulting from the reorganization is regarded as a continuing entity. The Group was under the control of Mr. Chi Kin Kelvin, Yeung prior to and after the reorganization.

The consolidated financial statements have been prepared as if the Company had been the holding company of the Group throughout the years ended March 31, 2026, 2025 and 2024 in accordance with ASC 805-50-45-5. The consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended March 31, 2026, 2025 and 2024, which include the results, changes in equity and cash flows of the companies now comprising the Group, have been prepared to present as if the current group structure had been in existence throughout the years ended March 31,2026, 2025 and 2024, or since their respective dates of incorporation where this is a shorter period.

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

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash at banks, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash at banks with financial institutions located in Hong Kong. As of March 31, 2026 and 2025, USD892,525 and USD2,376,362 respectively were deposited with financial institutions located in Hong Kong. With effect from October 1, 2024, the Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount from USD64,103 increased to USD102,564 (from HKD500,000 increased to HKD800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2026, 2025 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

During the years ended March 31, 2026, 2025 and 2024, there were two, two and four customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the years ended March 31,
	2026	2025	2024
Customer A	*	25.5%	40.9%
Customer B	-	-	21.4%
Customer C	15.4%	50.4%	17.1%
Customer D	*	*	11.1%
Customer G	57.7%	*	-

*	Comprised less than 10% of revenue for the respective period.

As of March 31, 2026 and 2025, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2026	2025
Customer A	4.2%	17.6%
Customer B	-	-
Customer C	12.8%	47.4%
Customer D	*	10.2%
Customer G	76.2%	16.0%

*	Comprised less than 10% of accounts receivable for the respective period.

During the years ended March 31, 2026, 2025 and 2024, there were three, two and three suppliers accounted for over 10% of the total cost of revenue for that year. The details are as follows:

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

	For the years ended March 31,
	2026	2025	2024
Supplier A	27.1%	44.4%	35.2%
Supplier B	*	*	11.9%
Supplier C	-	-	10.2%
Supplier D	*	25.4%	*
Supplier E	20.3%	-	-
Supplier F	19.3%	-	-

*	Comprised less than 10% of cost of revenue for the respective period.

As of March 31, 2026 and 2025, accounts payable due to these suppliers as a percentage of consolidated accounts payable are as follows:

As of March 31,
	2026	2025
Supplier A	97.6%	84.0%
Supplier B	-	-
Supplier C	-	-
Supplier D	-	*
Supplier E	-	-
Supplier F	-	-

*	Comprised less than 10% of accounts payable for the respective period.

Credit Risk

Accounts and contract assets

For the credit risk related to accounts receivable and contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts of accounts receivable and contract asset amounted to USD55,011 and USD61,671 as at March 31, 2026 and 2025, respectively. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

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

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

As a significant change in one or more of these estimates could affect the revenue and profitability of the Company’s long-term construction contracts, the Company reviews and updates contract-related estimates regularly. The Company recognizes adjustments in estimated revenue on contracts on a cumulative catch-up basis. Under this method, the cumulative impact of the revenue adjustment is recognized in the period the adjustment is identified. Revenue for future periods of contract performance is recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the consolidated balance sheet. No adjustments resulting from revisions to estimates on any individual contract were material to the financial statements for the years ended March 31, 2026, 2025 or 2024.

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

The exchanges rates used for translation from HKD to USD was 7.8, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2026, 2025 and 2024.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash at banks, accounts receivable, contract assets, deposits, accounts payable, finance lease liabilities and accrued expenses approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 due to their short-term nature.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and 2025.

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

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2026, 2025 and 2024.

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

Contracted but not yet recognized revenue was approximately USD7,478,372 and USD1,054,539 as of March 31, 2026 and 2025, respectively.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change of orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred. The variable consideration is very immaterial.

The Company generally provides limited warranties for work performed under its substructure contracts. The warranty periods typically extend for a limited duration of 24 months following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2026, 2025, and 2024.

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

We believe there were no uncertain tax positions as of March 31, 2026, and 2025. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Accounts receivable	4,646,506	1,659,811
Less: allowance for expected credit loss	(28,073)	(28,287)
Accounts receivable, net	4,618,433	1,631,524

The movement of allowance for expected credit loss of accounts receivable, net are as follows:

	As of March 31,
	2026	2025
	USD	USD
Balance at beginning of the year	28,287	10,248
(Reversal) / Addition during the year	(214)	18,039
Balance at end of the year	28,073	28,287

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

Contract assets, net consisted of the following as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Contract assets:
Retainage included in contract assets due to being conditional on something other than solely passage of time	431,513	355,344
Less: allowance for expected credit loss	(26,938)	(33,384)
Contract assets, net	404,575	321,960

Contract assets, current	183,809	48,451
Contract assets, non-current	220,766	273,509

The movement of retainage before net of allowance for expected credit loss is as follows:

	As of March 31,
	2026	2025
	USD	USD
Balance at beginning of the year	355,344	245,913
Increase as a result of changes in progress of ongoing projects	111,433	133,450
Reclassified to accounts receivable as payment becomes unconditional	(35,264)	(24,019)
Balance at end of the year	431,513	355,344

The movement of allowance for expected credit loss of contract assets, net are as follows:

	As of March 31,
	2026	2025
	USD	USD
Balance at beginning of the year	33,384	10,318
(Reversal) / addition during the year	(6,446)	23,066
Balance at end of the year	26,938	33,384

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

5. Plant and equipment, net

Plant and equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	USD	USD
Equipment	69,393	69,393
Motor vehicle	68,068	93,902
Furniture and fixture	9,176	9,176

Less: accumulated depreciation	(112,529)	(109,964)
Amount classified as non-current assets	34,108	62,507

Depreciation expenses of plant and equipment, net totaled USD28,399 and USD30,786 for the year ended March 31, 2026 and 2025, respectively.

During the year ended March 31, 2026 and 2025, no plant and equipment was impaired.

Included in plant and equipment, net were assets under finance leases of USD14,103 and USD19,231 as of March 31, 2026 and 2025, respectively. The amount of related depreciation expense related to assets under finance leases was USD5,128 and USD5,128 for the years ended March 31, 2026 and 2025, respectively.

6. Leases

The financed lease asset is included in plant and equipment, net. The following table shows finance lease liabilities, ROU assets — operating lease, operating lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Assets
Right-of-use assets – operating lease, net	51,518	5,894
	51,518	5,894
Liabilities
Finance lease liabilities, current	5,334	5,334
Finance lease liabilities, non-current	8,443	13,777
Weighted average remaining lease term (in years)	2.6	3.6
Weighted average discount rate (%)	4.0	4.0

Operating lease liabilities, current	22,357	5,943
Operating lease liabilities, non-current	29,161	-
Weighted average remaining lease term (in years)	2.3	0.3
Weighted average discount rate (%)	3.9	3.9

Information relating to financing and operating lease activities during the years ended March 31, 2026, 2025 and 2024 are as follows:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Finance leases:
Depreciation of assets	5,128	5,128	6,232
Interest of finance lease liabilities	800	800	820
Total lease expenses	5,928	5,928	7,052

Operating lease:
Operating lease cost – straight line	22,116	23,020	22,160

Cash outflows related to finance leases:
Financing cash outflows – principal paid	5,334	5,334	33,910
Financing cash outflows – interests paid	800	800	820
	6,134	6,134	34,730

Cash outflows related to operating lease:
Operating cash outflows – rental paid	23,846	23,846	23,846

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

6. Leases (cont.)

Finance lease contracts are entered into for fixed term of 48-60 months, Lease terms are negotiated on an individual basis and contain different terms and conditions.

The Company has an operating lease for office space with lease terms of two years.

Maturities of lease payments under finance lease liabilities were as follows:

	As of March 31,
	2026	2025
	USD	USD
Year ending March 31,
2026	-	6,134
2027	6,134	6,134
2028	6,134	6,134
2029	3,066	3,066
Total undiscounted finance lease payments	15,334	21,468
Less: imputed interest	(1,557)	(2,357)
Finance lease liabilities recognized in the Consolidated Balance Sheet	13,777	19,111

Maturities of lease payments under operating lease liabilities were as follows:

	As of March 31,
	2026	2025
	USD	USD
Year ending March 31,
2026	-	5,962
2027	23,846	-
2028	23,846	-
2029	5,962	-
Total undiscounted operating lease payments	53,654	5,962
Less: imputed interest	(2,136)	(19)
Operating lease liabilities recognized in the Consolidated Balance Sheet	51,518	5,943

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

7. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Trade payables	569,552	1,350,632
Total	569,552	1,350,632

8. Accrued Expenses

Components of accrued expenses are as follows as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Accruals for operating expenses:
– Staff costs	42,927	83,096
– Others	195,492	613,870
Total	238,419	696,966

9. PENSION COSTS

Defined contribution plan

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended March 31, 2026, 2025 and 2024, the contribution to the defined contribution plans was approximately USD24,807, USD29,549 and USD18,167, respectively.

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

The provision of long service payments under defined benefit plan was charge of USD4,156, charge of USD2,572 and credit of USD2,912 for the years ended March 31, 2026, 2025 and 2024, respectively.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

10. Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		For the years ended March 31,
		2026	2025	2024
		USD	USD	USD
Types of revenue	Point of recognition
Substructure services	Over-time	7,205,749	7,370,545	5,674,872
Consultancy services	Over-time	-	-	80,769
Total		7,205,749	7,370,545	5,755,641

As at March 31, 2026, the Company had remaining performance obligations under contracts with customers amounted to USD6,681,147 (2025: USD1,054,539). Revenue related to these obligations is expected to be recognized over the next 6 to 12 months as services are rendered.

11. Employee benefit plans

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Salaries, bonus, allowances and employee benefits	1,088,013	979,775	681,084
Retirement benefits	24,807	29,549	18,167
Provision for long service payments	4,156	2,572	(2,912)
	1,116,976	1,011,896	696,339

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

The components of the income tax expense (benefit) are as follows:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	-	276,574	230,304

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	(2,385)	(5,903)	(47,237)

Total	(2,385)	270,671	183,067

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2026	2025
	USD	USD
Deferred tax assets
Provision for allowance of credit losses	9,077	10,176
Long service payment obligation	1,779	1,093
	10,856	11,269
Deferred tax liabilities
Plant and equipment, net	(1,367)	(4,165)
	(1,367)	(4,165)
Deferred tax assets, net	9,489	7,104

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

12. Income Taxes (cont.)

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended March 31, 2026, 2025 and 2024 are as follows:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
(Loss) / Income before income taxes	(1,203,345)	1,296,989	1,239,650
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(198,552)	214,003	204,542

Reconciling items:
Tax effect of income that is not taxable*	(76)	(10)	(4)
Tax effect of expense that is not deductible	168,330	78,025	68
Tax losses not recognized	27,913	-	-
Effect of two-tier tax rate	-	(21,154)	(21,154)
Statutory tax deduction# (tax holiday)	-	(192)	(385)
Income tax (credit) / expense	(2,385)	270,671	183,067

*	Income that is not taxable mainly consisted of the government subsidies which are non-taxable under Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HKD3,000 (2025: HKD1,500) for each business.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2026, 2025 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2026.

13. Capital Stock

Ordinary Shares

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below, and was retroactively presented in prior periods.

Date	Events	Number of shares	Par value	Amount
August 9, 2024	Share issued upon incorporate	1	0.00001	0.00001

August 15, 2024	Share issued to sole shareholder	9,999	0.00001	0.09999
	Share issued and outstanding before reorganization	10,000	0.00001	0.1

September 24, 2024	Share issued to exchange for Winfield	16,090,000	0.00001	160.9
	Share issued and outstanding as of March 31, 2024*	16,100,000	0.00001	161

September 24, 2024	Share issued to four investors	3,900,000	0.00001	39
	Share issued and outstanding as of March 31, 2025	20,000,000	0.00001	200

April 28, 2025	Shares issued in the IPO	1,600,000	0.00001	16
	Share issued and outstanding as of March 31, 2026	21,600,000	0.00001	216

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (see Note 1).

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

	For the year ended March 31,
	2026	2025	2024
Numerator
Net (loss) / income attributable to the Company’s shareholders basic and diluted	(1,200,960)	1,026,318	1,056,583

Denominator
Weighted average number of ordinary shares outstanding – basic and diluted *	21,494,795	18,119,452	16,100,000

(Loss) / earnings per share – basic and diluted	(0.06)	0.06	0.07

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (see Note 1).

15. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Mr. Chi Kin Kelvin Yeung, a director of the Company.

(b) Tak Wan Construction & Drilling Co., Limited, Mr. Shing Wai Wong (a director of the Operating Subsidiary) was a common director between April 2023 and July 2024. Mr. Shing Wai Wong ceased to be a director of Tak Wan Construction & Drilling Co., Limited effective July 2024.

PHOENIX ASIA HOLDINGS Limited and its subsidiaries
Notes to Consolidated Financial Statements

a. Due to related parties

As of March 31, 2026 and 2025, the balances of amounts due to a related party were as follows:

	As of March 31,
	2026	2025
	USD	USD
Due to a related party
Mr. Chi Kin Kelvin Yeung (a)	39,767	157,257

Total(1)	39,767	157,257

(1)	The balance represented the advances from a director. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Substructure service revenue from a related party
Tak Wan Construction & Drilling Co., Limited (b)	-	-	60,407
Total	-	-	60,407

Repayment to a related party
Mr. Chi Kin Kelvin Yeung (a)	103,205	6,700	230,769

Total	103,205	6,700	230,769

16. Commitments and Contingencies

Commitments

Other than disclosed in Note 6, the Company did not have any other significant capital and commitments as of March 31 2026 and 2025.

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

As of March 31, 2026 and 2025, the Company has estimated its long service payment to be HKD84,091 (USD10,781) and HKD51,674 (USD6,625), respectively. The provision for long service payment as of March 31, 2026 and 2025 has been reflected in the consolidated balance sheets as “long service payments obligation” under non-current liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2026 and 2025, the Company is not a party to any material legal or administrative proceedings.

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

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2026, 2025 and 2024, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing foundation works and other foundation related ancillary works to its customers in Hong Kong.

18. Subsequent Events

The Company has assessed all events from March 31, 2026, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On May 4, 2026, Phoenix Asia Holdings Limited entered into two significant transactions subsequent to the reporting period. First, the Company executed a Stock Acquisition Agreement with ACEA Therapeutics, Inc. and ACEA Pharma, Inc. to acquire 100% of the equity interests of ACEA Pharma, Inc., a clinical-stage pharmaceutical company focused on cancer, autoimmune diseases, and Covid-19. Under the terms of the agreement, the Company will issue 100,000,000 newly issued ordinary shares valued at $1.0 billion as consideration. The closing of this transaction is anticipated in the 2026, subject to customary closing conditions and required regulatory approvals, including antitrust clearance and Nasdaq review. Second, the Company issued a $20.0 million convertible promissory note to its controlling shareholder, Phoenix Prosperity Investment Limited, as compensation for advisory and transaction support services. The note bears no interest, matures on the third anniversary of its issuance, and is convertible into ordinary shares at a conversion price of $10.00 per share.

